2023
REPORT TO
SHAREHOLDERS
February 21, 2024

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1	PREFACE		P. 3
2	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		P. 3
3	OUR BUSINESS		P. 5
	3.1	Overview
	3.2	Our operations
	3.3	Competitive environment
4	STRATEGY		P. 8
5	OPERATING RESULTS		P. 9
	5.1	Non-GAAP financial measures
	5.2	Overview and business environment
	5.3	Business acquisitions/dispositions and facility closures
	5.4	Global Minimum Tax
	5.5	Selected annual information
	5.6	Consolidated operating review
	5.7	Summary of quarterly results
	5.8	Fourth quarter operating results
6	FINANCIAL CONDITION		P. 21
7	CASH FLOWS		P. 24
8	LIQUIDITY AND CAPITAL RESOURCES		P. 27
9	LEGAL PROCEEDINGS		P. 31
10	FINANCIAL RISK MANAGEMENT		P. 31
11	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS		P. 32
12	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED		P. 33
13	DISCLOSURE CONTROLS AND PROCEDURES		P. 35
14	INTERNAL CONTROL OVER FINANCIAL REPORTING		P. 35
15	RISKS AND UNCERTAINTIES		P. 36
16	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES		P. 48
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING			P. 56
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 63
NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 67

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance and financial condition as at and for the years ended December 31, 2023 and January 1, 2023. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s audited annual consolidated financial statements for the year ended December 31, 2023 and the related notes.

In preparing this MD&A, we have taken into account all information available to us up to February 21, 2024, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 20, 2024.

All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2023 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR+ website at www.sedarplus.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the Gildan's Sustainable Growth (GSG) strategy and Next Generation ESG strategy and ESG targets as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy”, "Operating results", “Liquidity and capital resources - Long-term debt and net debt”, "Financial risk management", and "Risks and uncertainties" contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials from current levels and energy related inputs used to manufacture and transport our products;

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MANAGEMENT'S DISCUSSION AND ANALYSIS

•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the expected implementation in the near term of a global minimum tax rate of 15%;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•rapid developments in artificial intelligence;
•changes in accounting policies and estimates;
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices; and
•the aggregate costs to the Company for CEO separation costs and advisory fees on shareholder matters.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

GILDAN 2023 REPORT TO SHAREHOLDERS 4

MANAGEMENT'S DISCUSSION AND ANALYSIS

3.0 OUR BUSINESS

3.1 Overview
Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters, and embellishers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations
3.2.1 Brands, Products and Customers
The products we manufacture and sell are marketed under Company brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, GoldToe®, and Peds®. Further, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own exclusive brands. We also sell sock products under the Under Armour® brand, for exclusive distribution in the United States and Canada, through a sock licensing agreement which will expire on March 31, 2024.

Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear). In fiscal 2023, Activewear sales accounted for 83% of total net sales, and Hosiery and underwear sales accounted for 17% of total net sales.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our Activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form directly to various retailers, or through national accounts servicing retailers, in addition to underwear and socks for men, ladies, and kids. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes our product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan® Hammer™, Gildan Softstyle®, Gildan Heavy Cotton™, Gildan Ultra Cotton®, Gildan DryBlend®, Gildan HeavyBlend™, Comfort Colors®, American Apparel®
Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(1)	Gildan®, Under Armour®(2), GoldToe®, Signature Gold by GoldToe®, GoldToe EditionTM, Peds®, MediPeds®, All Pro®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
(1) Applicable only to MediPeds®.
(2) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada. License expires on March 31, 2024.

3.2.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity with a significant expansion in Bangladesh, which involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The construction of the first textile and sewing complex is substantially completed, while progressive ramp-up of operations is underway and will continue through 2024.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Salisbury, NC ■ Mocksville, NC ■ Eden, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities) ■ Mayodan, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh (2 facilities)
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (2 facilities) ■ Nicaragua (4 facilities)	■ Dominican Republic (3 facilities)	■ Bangladesh (3 facilities)
Garment-dyeing(3): pigment dyeing or reactive dyeing process (Pigment Pure™)		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs. The majority of cotton used by our Asian contractors is U.S. cotton.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, in other regions in Central America and Haiti, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, a proprietary dyeing process under the name Pigment Pure™ which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.

3.2.3 Sales, marketing and distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control, and logistics, as well as finance, human resources and information technology functions. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centres and some smaller facilities in the U.S., a large distribution facility in Honduras, as well as a distribution facility in Bangladesh. To supplement some of our distribution needs, we also use third-party warehouses in North America and Europe.

3.2.4 Employees and corporate office

We currently employ over 43,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment
The basic apparel market for our products is highly competitive. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed through significant investments over time, are key competitive strengths and differentiators from our competition.

We face competition from large and smaller U.S. based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S. based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner

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MANAGEMENT'S DISCUSSION AND ANALYSIS

of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American, Mexican and Asian manufacturers that supply products in the imprintables channel. Finally, although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.

4.0 STRATEGY

Gildan Sustainable Growth Strategy
Building on a strong foundation, in 2022 the Company launched its “Gildan Sustainable Growth” (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe that by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and leading ESG practices, we will be well positioned to drive strong revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation.

The three pillars of our GSG strategy are:

Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand and optimize our global production capacity to support our long-term growth plans

Executing on our well-defined plans, we have strengthened our vertical integration by expanding our yarn-spinning capabilities through the acquisition and modernization of Frontier Yarns. We are also executing on the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh, as described in more detail in subsection 3.2.2 entitled "Manufacturing" in this MD&A.

Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. In early 2024, we announced the release of new products, including our improved ultra cotton 2000 T-shirt. We developed a new proprietary cotton technology by re-engineering our entire process from the yarn through to the finished process, enhancing fabric softness, all while improving printability. We are also actively investing in digital tools, predictive analytics, and artificial intelligence to accelerate decision-making across the organization, streamline processes, and optimize supply chain planning.

ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders

As of 2024, Gildan is embarking on its third year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. The strategy also embraces a commitment to people, with a focus on investing in our workforce, promoting diversity and inclusion, in addition to enhancing ESG transparency. This strategy includes 10 core targets focused on five different pillars: Climate Energy and Water; Circularity; Human Capital Management; Long Term Value Creation; and Transparency and Disclosure. For more detailed information regarding the process of these initiatives, please refer to Gildan's 2022 ESG report. Information in our 2022 ESG Report does not form part of and is not incorporated by reference in this MD&A.

Successfully executing on all of the above initiatives underpinning the three pillars of our GSG strategy is expected to position the Company to generate long-term revenue growth, sustained profitability, and effective asset utilization, all of which are expected to deliver long-term value to our shareholders.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.0 OPERATING RESULTS

This MD&A comments on our operations, financial performance, and financial condition as at and for the fiscal year ended December 31, 2023 (fiscal 2023) and the fiscal year ended January 1, 2023 (fiscal 2022).

5.1 Non-GAAP financial measures
We use non-GAAP financial measures and ratios to assess our operating performance and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP financial measures and ratios including: adjusted net earnings; adjusted diluted EPS; adjusted gross profit; adjusted selling, general and administrative expenses (adjusted SG&A); adjusted SG&A expenses as a percentage of sales; adjusted gross margin; adjusted operating income; adjusted operating margin; adjusted EBITDA; and return on adjusted average net assets (Adjusted RONA) to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information to investors on the Company’s financial performance and financial condition. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Overview and business environment
Throughout 2023, the apparel sector faced significant challenges amid broader economic and political uncertainty, contributing to an industry-wide soft demand environment, albeit showing improvement from 2022. We observed sequential improvements in year-over-year point of sales ("POS") trends for Activewear throughout the first three quarters of the year, before stabilizing in the fourth quarter. Our net sales were down year-over-year as we faced strong 2022 comparative periods, which had benefited from distributor inventory replenishment following the COVID-19 pandemic. Nevertheless, the printwear industry showed resiliency, marked by continued enthusiasm surrounding experiences, such as travel, concerts, and large events. In the Hosiery and underwear categories, although demand remained weak across the industry, we also capitalized on a comparatively more favorable demand environment than in 2022.

We delivered adjusted operating margins within our target of 18% to 20% in the second half of 2023, as the pressure from the flow through of peak cotton costs abated. Overall, we are proud to have diligently navigated through the changing environment of the past few years, which allowed us to deliver strong performance within key growth categories. Moreover, in 2023, we made significant progress on each of the three pillars of our GSG strategy, optimizing our manufacturing capacity, fostering innovation, and further reinforcing our commitment to ESG. While we believe our vertically-integrated manufacturing model and financial strength facilitates our ability to navigate through various headwinds impacting the current market landscape, it is difficult to predict the impact on our business due to the lagging effects of inflationary pressures, increased recessionary risks and other factors.

5.3 Business acquisitions/dispositions and facility closures
Fiscal 2023 (year ended December 31, 2023)
During fiscal 2023, Gildan closed its San Miguel sewing facility located in Choloma, Honduras. This decision was based on market conditions, global competition and the need to optimize and diversify our operations. We also closed one of two yarn spinning plants located in Salisbury, North Carolina, consolidating this capacity into the Mocksville facility, also located in North Carolina, as part of our ongoing efforts to optimize ring spun yarn production and drive an efficient, competitive manufacturing platform.
Fiscal 2022 (year ended January 1, 2023)
During fiscal 2022 the Company sold a yarn spinning facility located in the U.S., which was the smallest of the four facilities that the Company acquired on December 10, 2021 as part of the Frontier Yarns acquisition. The sale included the disposition of inventory, equipment, goodwill and the transfer of a leasehold interest and related lease liability.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

During the fourth quarter of fiscal 2022, the Company sold its sheer inventory and trademarks for total proceeds of $6 million. The gain on disposal of these assets was insignificant. Please refer to note 5 in the 2022 audited annual consolidated financial statements.

Fiscal 2021 (year ended January 2, 2022)
On December 10, 2021, the Company acquired 100% of the equity interest of Phoenix Sanford, LLC, the parent company of Frontier Yarns, for cash consideration (net of cash acquired and net of the settlement of pre-existing relationships) of $164 million. At the time of the acquisition, Frontier Yarns operations included four facilities located in North Carolina. During 2021, approximately 40% of Frontier's production was dedicated to yarn sold to Gildan for textile manufacturing in Central America and the Caribbean.

5.4 Global Minimum Tax

On August 4, 2023, the Government of Canada released draft legislation in the form of the Global Minimum Tax Act for consultation which is intended to follow the model rules and guidance from the OECD initiatives against base erosion and profit shifting (BEPS). If enacted as published, the legislation would implement a 15% global minimum tax rate for fiscal years that begin on or after December 31, 2023. The proposed rules would apply to the income of certain of the Company’s non-Canadian subsidiaries that are subject to an effective tax rate of below 15%, after reflecting the impact of substance based carveout included in the rules, which together comprise the majority of the Company’s taxable income. On December 15, 2023, the Government of Barbados also released draft legislation in response to Pillar Two which would effectively subject the Company’s profits in Barbados to an effective tax rate of 15% for fiscal years that begin on or after January 1, 2024. If Pillar Two legislation would have applied in 2023, the Company’s average effective tax rate would have been approximately 18%.

The Company is closely monitoring the developments in the various jurisdictions in which it operates, including specific implementation details related to Pillar Two and other unrelated legislation or programs in order to continue to assess the overall impact of such legislation on the Company’s effective tax rate and operating results. Though the timing of the potential enactment of legislation remains uncertain, we have incorporated in our 2024 financial profit and cash flow plans, the estimated impact of the implementation of draft Global Minimum Tax legislation, retroactive to January 1, 2024. For additional disclosures relating to Global Minimum Tax, including the impact of the enactment of Pillar Two legislation in Belgium and in the United Kingdom, please refer to Note 19 of the annual consolidated financial statements, as well as section 15.0 entitled "Risks and uncertainties" of this MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5 Select annual information

(in $ millions, except per share amounts or otherwise indicated)				Variation 2023-2022		Variation 2022-2021
	2023	2022	2021	$	%	$	%

Net sales	3,195.9	3,240.5	2,922.6	(44.6)	(1.4)%	317.9	10.9%
Gross profit	880.1	992.4	940.2	(112.3)	(11.3)%	52.2	5.6%
Adjusted gross profit(1)	877.0	965.5	903.0	(88.5)	(9.2)%	62.5	6.9%
SG&A expenses	330.4	326.3	311.6	4.1	1.3%	14.7	4.7%
Adjusted SG&A expenses(1)	324.1	326.3	311.6	(2.2)	(0.7)%	14.7	4.7%
Gain on sale and leaseback	(25.0)	—	—	(25.0)	n.m.	—	n.m.
Net insurance gains	(74.2)	—	—	(74.2)	n.m.	—	n.m.
Restructuring and acquisition-related costs	45.8	0.5	8.2	45.3	n.m.	(7.7)	(93.9)%
Impairment of intangible assets (Impairment reversal of intangible assets, net of write-downs)	(40.8)	62.3	(31.5)	(103.1)	n.m.	93.8	n.m.
Operating income	643.9	603.4	651.9	40.5	6.7%	(48.5)	(7.4)%
Adjusted operating income(1)	552.9	639.3	591.4	(86.4)	(13.5)%	47.9	8.1%
Adjusted EBITDA(1)	674.5	764.2	726.8	(89.7)	(11.7)%	37.4	5.1%
Financial expenses	79.7	37.0	27.3	42.7	115.4%	9.7	35.5%
Income tax expense	30.6	24.9	17.4	5.7	22.9%	7.5	43.1%
Net earnings	533.6	541.5	607.2	(7.9)	(1.5)%	(65.7)	(10.8)%
Adjusted net earnings(1)	452.6	574.7	538.1	(122.1)	(21.2)%	36.6	6.8%
Basic EPS	3.03	2.94	3.08	0.09	3.1%	(0.14)	(4.5)%
Diluted EPS	3.03	2.93	3.07	0.10	3.4%	(0.14)	(4.6)%
Adjusted diluted EPS(1)	2.57	3.11	2.72	(0.54)	(17.4)%	0.39	14.3%
Gross margin(2)	27.5%	30.6%	32.2%	n/a	(3.1) pp	n/a	(1.6) pp
Adjusted gross margin(1)	27.4%	29.8%	30.9%	n/a	(2.4) pp	n/a	(1.1) pp
SG&A expenses as a percentage of sales(3)	10.3%	10.1%	10.7%	n/a	0.2 pp	n/a	(0.6) pp
Adjusted SG&A expenses as a percentage of sales(1)	10.1%	10.1%	10.7%	n/a	—	n/a	(0.6) pp
Operating margin(4)	20.1%	18.6%	22.3%	n/a	1.5 pp	n/a	(3.7) pp
Adjusted operating margin(1)	17.3%	19.7%	20.2%	n/a	(2.4) pp	n/a	(0.5) pp
Total assets	3,514.9	3,440.2	3,136.7	74.7	2.2%	303.5	9.7%
Total non-current financial liabilities	685.0	780.0	600.0	(95.0)	(12.2)%	180.0	30.0%
Net debt(1)	993.4	873.6	529.9	119.8	13.7%	343.7	64.9%
Diluted weighted average number of common shares outstanding (in ‘000s)	176,224	184,532	197,595	n/a	n/a	n/a	n/a
Return on adjusted average net assets (Adjusted RONA)(1)	16.2%	21.0%	23.1%	n/a	(4.8) pp	n/a	(2.1) pp
Annual cash dividends declared per common share	0.744	0.676	0.462	0.068	10.1%	0.214	46.3%
Net debt leverage ratio(1)	1.5	1.1	0.7	n/a	n/a	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income (loss) divided by net sales.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2023 REPORT TO SHAREHOLDERS 11

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6 Consolidated operating review

5.6.1 Net sales

(in $ millions, or otherwise indicated)				Variation 2023-2022		Variation 2022-2021
	2023	2022	2021	$	%	$	%

Activewear	2,668.0	2,762.5	2,364.7	(94.5)	(3.4)%	397.8	16.8%
Hosiery and underwear(1)	527.9	478.0	557.8	49.9	10.5%	(79.8)	(14.3)%
Total net sales	3,195.9	3,240.5	2,922.5	(44.6)	(1.4)%	318.0	10.9%
(1) Also includes intimates and other fringe products.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2023 compared to fiscal 2022
Net sales for the year ended December 31, 2023 of $3,196 million, were down 1.4%, reflecting a decrease in Activewear sales of 3.4%, partly offset by an increase in the Hosiery and underwear category of 10.5%. The decrease in Activewear sales was primarily driven by lower sales volumes compared to the prior year where we saw stronger levels of distributor inventory replenishment, partly offset by slightly higher net selling prices. While overall Activewear POS was soft for the full year, we saw year over year POS trends for this category improve sequentially through the first three quarters of the year, before stabilizing in the fourth quarter. International sales of $225 million were down 17% versus the prior year period mainly due to the non-recurrence of prior year restocking in addition to distributors' cautious inventory management throughout the year, in a challenged market. The increase in the Hosiery and underwear category, primarily reflected the impact of higher unit sales volumes stemming from the expansion of our private label offering and the roll-out of new underwear programs in the mass retail channel, as well as strength in hosiery. Additionally, even though industry-wide demand remained weak for these categories, we benefited from a more favorable demand environment in comparison to 2022, along with the normalization of inventories at retailers. The expiration of the Under Armour sock license agreement on March 31, 2024 will negatively impact our net sales in fiscal 2024, with a minimal impact on our profitability.

Fiscal 2022 compared to fiscal 2021
Net sales for the year ended January 1, 2023, were $3,240 in 2022, up 10.9% over the same period last year, reflecting an increase in Activewear sales, partly offset by lower sales in the Hosiery and underwear category. The year-over-year increase in Activewear sales was primarily driven by higher net selling prices which were up on average in the mid-teen range, and favorable product-mix. While sales volumes were up in the first nine months reflecting the continuing demand recovery in imprintables and the impact of higher distributor replenishment to rebuild inventories to more optimal levels (as customer inventories were impacted by our production constraints due to the 2020 hurricanes in Central America and yarn labour shortages), these volume increases were offset in the fourth quarter by the absence of inventory replenishment versus a year ago and lower POS mainly in retail end-markets. The decline in the Hosiery and underwear category, where we generated sales of $478 million, primarily reflected the impact of lower unit sales volumes due to weaker demand in retail and the continued impact of tight inventory management at the retailer level.

5.6.2 Gross profit/margin and adjusted gross profit/margin

				Variation 2023-2022	Variation 2022-2021
(in $ millions, or otherwise indicated)	2023	2022	2021

Gross profit	880.1	992.4	940.2	(112.3)	52.2
Adjustments for:
Impact of strategic product line initiatives(1)	—	(1.0)	8.8	1.0	(9.8)
Net insurance gains(1)	(3.1)	(25.9)	(46.0)	22.8	20.1
Adjusted gross profit(2)	877.0	965.5	903.0	(88.5)	62.5
Gross margin	27.5%	30.6%	32.2%	(3.1) pp	(1.6) pp
Adjusted gross margin(2)	27.4%	29.8%	30.9%	(2.4) pp	(1.1) pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2023 REPORT TO SHAREHOLDERS 12

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and duties, as well as net insurance gains as described in note 17c to the audited consolidated financial statements as at and for the year ended December 31, 2023. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs and/or exclude depreciation expense, outbound freight to customers, and royalty costs from cost of sales.

Fiscal 2023 compared to fiscal 2022
The decrease in gross profit and non-GAAP adjusted gross profit in fiscal 2023 reflected lower sales and lower margins. The decline in GAAP gross margin also reflected lower net insurance gains included in cost of sales compared to last year (2023: $3 million, 2022: $26 million) which had a 70 basis point impact on margins. These net insurance gains resulted from accrued insurance recoveries from the Company's claim for losses relating to the two hurricanes in Central America in November 2020. Insurance gains in fiscal 2023 relating to business interruption losses are included in a separate caption “Net Insurance Gains” in the Consolidated Statement of Earnings and Comprehensive Income. The decline in both GAAP and adjusted gross margin also reflected the flow-through impact of peak fiber costs on our cost of sales in fiscal 2023, and to a lesser extent higher manufacturing input costs including the impact of lower volumes, partly offset by slightly higher net selling prices.

Fiscal 2022 compared to fiscal 2021
The increase in gross profit and non-GAAP adjusted gross profit in fiscal 2022 reflected higher sales partially offset by lower margins. The decline in GAAP gross margin mainly reflected lower net insurance gains, as described above, compared to last year (2022: $26 million, 2021: $46 million), which had a 70 basis point impact on margins. Both the GAAP gross margin and the adjusted gross margin reflected higher fiber costs and other manufacturing costs, which more than offset the benefit of higher net selling prices and favorable product mix. The change in GAAP and adjusted gross margins also reflected an $18 million or 60 basis point impact of the non-recurrence of a one-time USDA payment in connection to its Pandemic Assistance for Cotton Users program recorded in the first quarter of 2021.

5.6.3 Selling, general and administrative expenses (SG&A)

				Variation 2023-2022	Variation 2022-2021
(in $ millions, or otherwise indicated)	2023	2022	2021

SG&A expenses	330.4	326.3	311.6	4.1	14.7
Adjustment for:
CEO separation costs and related advisory fees on shareholder matters	6.3	—	—	6.3	—
Adjusted SG&A expenses(1)	324.1	326.3	311.6	(2.2)	14.7
SG&A expenses as a percentage of sales	10.3%	10.1%	10.7%	0.2 pp	(0.6) pp
Adjusted SG&A expenses as a percentage of sales(1)	10.1%	10.1%	10.7%	—	(0.6) pp
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2023 compared to fiscal 2022
The $4 million increase in SG&A expenses in fiscal 2023 compared to fiscal 2022 was primarily due to the impact of the CEO separation costs and related advisory fees on shareholder matters of $6 million (refer to section 5.8 "Fourth quarter operating results" of this MD&A for additional information) and the impact of inflation on overall costs, partially offset by the reversal of impairment of trade receivables, lower variable compensation expenses and the benefit from our cost containment measures. On an adjusted basis, SG&A expenses decreased by $2 million and adjusted SG&A expenses as percentage of sales came in line with prior year at 10.1%.

GILDAN 2023 REPORT TO SHAREHOLDERS 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

On December 15, 2023, the Government of Barbados released draft legislation, proposing two new tax credits, a jobs credit and a research & development credit, in order to foster economic activity and employment in Barbados. The proposed tax credits, which if enacted would be retroactively effective to January 1, 2024, are designed to be “qualified refundable tax credits” under Pillar Two rules. The Company expects to qualify for the jobs credit at a credit rate of 100% of eligible payroll expenses and the amount of the credit would be recorded as a reduction of SG&A expenses beginning in fiscal 2024, and as such this expected benefit has been incorporated in our 2024 financial profit and cash flow plans. However, there can be no assurance that this draft legislation will be enacted, and if enacted, that the Company will fully qualify for these tax credits.

Fiscal 2022 compared to fiscal 2021
The $15 million increase in SG&A expenses in fiscal 2022 compared to fiscal 2021 was primarily due to the impact of inflation on overall costs, and the impact of a trade accounts receivables impairment charge of $2 million, partially offset by lower variable compensation expenses and the benefit of our cost containment measures. As a percentage of sales, the 60 basis point improvement in SG&A expenses primarily reflected the benefit of sales leverage.

5.6.4 Gain on sale and leaseback and net insurance gains
During the first quarter of fiscal 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition were $51 million. The Company recognized a right-of-use asset of $4 million and a lease obligation of $16 million. In addition, a pre-tax gain on sale of $25 million ($16 million after tax) was recognized in the consolidated statements of earnings and comprehensive income in gain on sale and leaseback.

During the second quarter, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020, and received a final insurance claims payment of $74 million, relating to the business interruption portion of its claims. This payment resulted in the recognition of a corresponding gain in the Company’s consolidated statement of earnings and comprehensive income.

5.6.5 Restructuring and acquisition-related costs

				Variation 2023-2022	Variation 2022-2021
(in $ millions)	2023	2022	2021

Employee termination and benefit costs	16.6	1.0	0.3	15.6	0.7
Exit, relocation and other costs	10.9	2.2	3.3	8.7	(1.1)
Net loss (gain) on disposal, write-downs and accelerated depreciation of property, plant and equipment, right-of-use assets, and software related to exit activities	18.1	(3.3)	3.1	21.4	(6.4)
Acquisition-related transaction costs	—	0.6	1.5	(0.6)	(0.9)
Restructuring and acquisition-related costs	45.6	0.5	8.2	45.1	(7.7)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

Restructuring and acquisition-related costs in fiscal 2023 related to the following: $28 million primarily for the consolidation and closure of manufacturing facilities in Central America in the second quarter of 2023, $11 million related to the closure of a yarn-spinning facility in the U.S. in the fourth quarter of fiscal 2023, $4 million related to the December 2022 closure of a yarn-spinning plant in the U.S. and the exit cost from terminating a lease on a previously closed yarn facility, and $3 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2022.

Restructuring and acquisition-related costs in fiscal 2022 related to the following: $5 million for the closure of a yarn-spinning plant in the U.S, $2 million in accelerated depreciation of right-of-use assets relating to facilities no longer in use, $1 million in employee termination and benefit costs related to the closure of a distribution center in the U.S., as well $2 million related to the completion of previously initiated restructuring activities, partly offset by a gain of $6 million on business dispositions (refer to note 5 of the consolidated financial statements), and a gain of $3 million on the sale of a former manufacturing facility in Mexico.

GILDAN 2023 REPORT TO SHAREHOLDERS 14

MANAGEMENT'S DISCUSSION AND ANALYSIS

Restructuring and acquisition-related costs in fiscal 2021 related to the following: $4 million for post-closure costs relating to the Company's former textile manufacturing and sewing operations in Mexico; $2 million for a yarn-spinning plant in the U.S. that was closed in 2020, including a lease exit charge; $1 million in transaction costs incurred in connection with the acquisition of Frontier Yarns; and $1 million in other costs to complete restructuring activities that were initiated in prior years.

5.6.6 Impairment (Impairment reversal) of intangible assets, net of write downs

During fiscal 2023, based on the results of the impairment test performed on December 31, 2023, the estimated recoverable amount for the Hosiery cash-generating unit (CGU) was in excess of its carrying value, and as such the Company recorded a non-cash impairment reversal of $41 million at December 31, 2023, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, as described in note 11 to the audited annual consolidated financial statements for the year ended December 31, 2023. The events and circumstances that led to this reversal included improved forecasted earnings, and the prevailing outlook for this category.

During fiscal 2022, based on the results of the impairment test performed on January 1, 2023, we recorded an impairment charge for our hosiery cash-generating unit (CGU) of $62 million, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, as described in note 11 to the audited annual consolidated financial statements for the year ended January 1, 2023. The impairment charge resulted from a decline in the fair value of the Hosiery CGU, mainly due to the impact of the macroeconomic environment on market conditions at the time.

During fiscal 2021, based on the results of the impairment test performed on January 2, 2022, the estimated recoverable amount for the Hosiery cash-generating unit (CGU) was in excess of its carrying value, and as such the Company recorded an impairment reversal of $56 million at January 2, 2022, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, as described in note 11 to the audited annual consolidated financial statements for the year ended January 2, 2022. The events and circumstances that led to this reversal included improved margins and forecasted earnings, as well as the improvement of the economic environment and the prevailing outlook for this category. The Company also wrote off certain intangible assets of $24 million, that were assessed as having no future economic benefit. These asset write-offs related to the Company’s plan to exit its sheer panty hose, tights, leggings, ladies shapewear, intimates, and accessories products, marketed under the Secret®, Silks®, Secret Silky® and Therapy Plus® brands.

5.6.7 Operating income and adjusted operating income

				Variation 2023-2022	Variation 2022-2021
(in $ millions, or otherwise indicated)	2023	2022	2021

Operating income	643.9	603.4	651.9	40.5	(48.5)
Adjustments for:
Restructuring and acquisition-related costs(1)	45.8	0.5	8.2	45.3	(7.7)
Impairment (Impairment reversal) of intangible assets, net of write-downs(1)	(40.8)	62.3	(31.5)	(103.1)	93.8
Impact of strategic product line initiatives	—	(1.0)	8.8	1.0	(9.8)
Gain on sale and leaseback	(25.0)	—	—	(25.0)	—
Net insurance gains	(77.3)	(25.9)	(46.0)	(51.4)	20.1
CEO separation costs and related advisory fees on shareholder matters	6.3	—	—	6.3	—
Adjusted operating income(2)	552.9	639.3	591.4	(86.4)	47.9
Operating margin	20.1%	18.6%	22.3%	1.5 pp	(3.7) pp
Adjusted operating margin(2)	17.3%	19.7%	20.2%	(2.4) pp	(0.5) pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2023 REPORT TO SHAREHOLDERS 15

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2023 compared to fiscal 2022
The increase in operating income mainly reflected the favorable impact from the reversal of a portion of a prior year non-cash impairment charge for our Hosiery cash-generating unit (CGU) recorded in 2022, the higher insurance accounting gains compared to last year and the gain on sale and leaseback partly offset by higher restructuring costs. On an adjusted basis, we generated lower operating income which was driven primarily by the year-over-year decrease in sales and lower adjusted operating margin. The decrease of 240 basis points on an adjusted operating margin basis largely reflected gross margin pressure in the year.

Fiscal 2022 compared to fiscal 2021
The decline in operating income reflected the non-cash impairment charge for our Hosiery cash-generating unit (CGU) taken in the fourth quarter of 2022 compared to a reversal of impairment in fiscal 2021 and lower insurance accounting gains compared to fiscal 2021 (which accounted for most of the decline in operating margin), which more than offset the contribution from higher sales in fiscal 2022. On an adjusted basis, we generated higher operating income which was driven primarily by the year-over-year increase in sales, partly offset by a lower adjusted operating margin. The decrease of 50 basis points on an adjusted basis largely reflected lower gross margins which offset the benefit of SG&A sales leverage.

5.6.8 Financial expenses, net

				Variation 2023-2022	Variation 2022-2021
(in $ millions)	2023	2022	2021

Interest expense on financial liabilities recorded at amortized cost	53.4	25.7	14.9	27.7	10.8
Bank and other financial charges	22.3	10.5	8.8	11.8	1.7
Interest accretion on discounted lease obligation	3.4	3.1	2.6	0.3	0.5
Interest accretion on discounted provisions	0.4	—	0.2	0.4	(0.2)
Foreign exchange loss (gain)	0.2	(2.3)	0.8	2.5	(3.1)
Financial expenses, net	79.7	37.0	27.3	42.7	9.7
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2023 compared to fiscal 2022
The increase in interest expense in fiscal 2023 compared to fiscal 2022 was mainly due to the impact of higher effective interest rates on our long-term debt bearing interest at variable rates, representing an increase of 210 basis points compared to fiscal 2022, as well as higher average borrowing levels. The increase in bank and other financial charges was mainly due to higher fees incurred for our receivables sale program, primarily relating to higher variable rates and to a lesser extent increased volumes under this program. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

Fiscal 2022 compared to fiscal 2021
The increase in interest expense in fiscal 2022 compared to fiscal 2021 was mainly due to higher average borrowing levels, as well as the impact of higher interest rates. The increase in bank and other financial charges was mainly due to higher fees incurred relating to increased volumes in our receivable sale program. Foreign exchange gains and losses are related primarily to the revaluation of net monetary assets denominated in foreign currencies.

GILDAN 2023 REPORT TO SHAREHOLDERS 16

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6.9 Income taxes
The Company’s average effective tax rate is calculated as follows:

				Variation 2023-2022	Variation 2022-2021
(in $ millions, or otherwise indicated)	2023	2022	2021

Earnings before income taxes	564.2	566.4	624.6	(2.2)	(58.2)
Income tax expense	30.6	24.9	17.4	5.7	7.5
Average effective income tax rate	5.4%	4.4%	2.8%	1.0 pp	1.6 pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2023 compared to fiscal 2022
The income tax expense of $31 million in fiscal 2023 includes a $10 million tax charge mainly related to the gain on the sale and leaseback of a distribution centre located in the U.S. The income tax expense in fiscal 2022 of $25 million includes income tax expenses of $7 million relating to gains on asset disposals included within restructuring and acquisition-related costs and $10 million in income tax recoveries relating to the re-recognition of previously de-recognized deferred income tax assets that we expect to recover as a result of the Company's reassessment of the recoverability of its U.S. deferred income tax assets. Excluding the impact of the aforementioned income tax recoveries and excluding the pretax impact of impairment reversals and charges, restructuring and acquisition related costs, CEO separation costs and related advisory fees on shareholder matters, insurance gains and the gain on sale and leaseback, the average adjusted effective income tax rate for both years was comparable.

Disclosures relating to draft Global Minimum Tax legislation are included in section 5.4 entitled "Global Minimum Tax" of this MD&A.

Fiscal 2022 compared to fiscal 2021
The income tax expense of $25 million and $17 million in fiscal 2022 and fiscal 2021, respectively, both include income tax recoveries relating to the re-recognition of previously de-recognized deferred income tax assets that we expect to recover as a result of the Company's reassessment of the recoverability of its U.S. deferred income tax assets. In addition, fiscal 2022 includes income tax expenses relating to gains on asset disposals included within restructuring and acquisition-related costs. Excluding the impact of the aforementioned income tax recoveries and excluding the impact of impairment charges and reversals, net insurance gains and restructuring and acquisition related costs, the average adjusted effective income tax rate for both years was comparable.

GILDAN 2023 REPORT TO SHAREHOLDERS 17

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6.10 Net earnings, adjusted net earnings, earnings per share measures, and adjusted earnings per share

				Variation 2023-2022	Variation 2022-2021
(in $ millions, except per share amounts)	2023	2022	2021

Net earnings	533.6	541.5	607.2	(7.9)	(65.7)
Adjustments for:
Restructuring and acquisition-related costs	45.8	0.5	8.2	45.3	(7.7)
Impairment (Impairment reversal) of intangible assets, net of write-downs	(40.8)	62.3	(31.5)	(103.1)	93.8
Impact of strategic product line initiatives	—	(1.0)	8.8	1.0	(9.8)
Gain on sale and leaseback	(25.0)	—	—	(25.0)	—
Net insurance gains	(77.3)	(25.9)	(46.0)	(51.4)	20.1
CEO separation costs and related advisory fees on shareholder matters	6.3	—	—	6.3	—
Income tax expense (recovery) relating to the above-noted adjustments	10.0	7.2	—	2.8	7.2
Income tax (recovery) expense related to the revaluation of deferred income tax assets and liabilities(1)	—	(9.9)	(8.6)	9.9	(1.3)
Adjusted net earnings(2)	452.6	574.7	538.1	(122.1)	36.6
Diluted EPS	3.03	2.93	3.07	0.10	(0.14)
Adjusted diluted EPS(2)	2.57	3.11	2.72	(0.54)	0.39
(1) Includes an income tax recovery of nil (2022 - $9.9 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2023 compared to fiscal 2022
In fiscal 2023, the slight decrease in GAAP net earnings compared to the previous year was primarily driven by increased financial and income tax expenses, which more than offset the higher operating income. EPS increased to $3.03 reflecting the impact of the Company's share repurchase program. The decline in adjusted net earnings was driven by both lower adjusted operating income and increased financial expenses, partly offset by lower income tax expenses on an adjusted basis.

Fiscal 2022 compared to fiscal 2021
The decline in net earnings and diluted EPS for 2022 was mainly due to the lower operating income and higher financial and income tax expenses. Adjusted net earnings for 2022 of $575 million reflected the increase in adjusted operating income slightly offset by higher financial expenses. The adjusted diluted EPS of $3.11 in 2022 also reflected the benefit of a lower year-over-year share count resulting from Company repurchases of shares under its share repurchase program.

GILDAN 2023 REPORT TO SHAREHOLDERS 18

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.7 Summary of quarterly results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Net sales	782.7	869.9	840.4	702.9	720.0	850.0	895.6	774.9
Net earnings	153.3	127.4	155.3	97.6	83.9	153.0	158.2	146.4
Net earnings per share
Basic(1)	0.89	0.73	0.87	0.54	0.47	0.84	0.85	0.77
Diluted(1)	0.89	0.73	0.87	0.54	0.47	0.84	0.85	0.77
Weighted average number of shares outstanding (in ‘000s)
Basic	171,495	175,087	177,624	179,543	179,680	181,980	185,506	189,344
Diluted	171,806	175,348	177,902	179,843	179,897	182,239	185,869	190,214
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.7.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand and global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.6.5 entitled "Restructuring and acquisition-related costs" in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. Share repurchases have reduced our number of shares outstanding and increased our net earnings per share (EPS) in each of the last five quarters. The Company may repurchase more shares in the future as deemed appropriate, but this remains uncertain. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. In the fourth quarter of fiscal 2023, we recorded a reversal of impairment of $41 million, compared to an impairment charge of $62 million in fiscal 2022 relating to our Hosiery cash-generating unit (CGU). Our results of operations over the past two years also include net insurance gains resulting from accrued insurance recoveries for the Company’s claims for losses relating to the two hurricanes in Central America in November 2020 (Q1 2022: $0.3 million; Q4 2022: $25.6 million, Q1 2023: $3.3 million and Q2 2023: $74 million), as well as a $16 million after-tax gain on the sale and leaseback of a distribution facility located in the United States.

GILDAN 2023 REPORT TO SHAREHOLDERS 19

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

5.8 Fourth quarter operating results

For the three months ended	December 31, 2023	January 1, 2023
(in $ millions, except per share amounts or otherwise indicated)			Variation $	Variation %

Net sales	782.7	720.0	62.7	8.7%
Gross profit	236.6	234.8	1.8	0.8%
Adjusted gross profit(1)	236.6	209.2	27.4	13.1%
SG&A expenses	88.3	73.6	14.7	20.0%
Adjusted SG&A expenses(1)	82.0	73.6	8.4	11.4%
Restructuring and acquisition-related costs	10.9	6.3	4.6	73.0%
Impairment (Impairment reversal) of intangible assets	(40.8)	62.3	(103.1)	n.m.
Operating income	178.1	92.6	85.5	92.3%
Adjusted operating income(1)	154.5	135.6	18.9	13.9%
Adjusted EBITDA(1)	185.3	163.6	21.7	13.3%
Financial expenses	21.2	13.3	7.9	59.4%
Income tax expense (recovery)	3.6	(4.6)	8.2	n.m.
Net earnings	153.3	83.9	69.4	82.7%
Adjusted net earnings(1)	129.2	117.2	12.0	10.2%
Basic EPS	0.89	0.47	0.42	89.4%
Diluted EPS	0.89	0.47	0.42	89.4%
Adjusted diluted EPS(1)	0.75	0.65	0.10	15.4%
Gross margin	30.2%	32.6%	n/a	(2.4) pp
Adjusted gross margin(1)	30.2%	29.1%	n/a	1.1 pp
SG&A expenses as a percentage of sales	11.3%	10.2%	n/a	1.1 pp
Adjusted SG&A expenses as a percentage of sales(1)	10.5%	10.2%	n/a	0.3 pp
Operating margin	22.8%	12.9%	n/a	9.9 pp
Adjusted operating margin(1)	19.7%	18.8%	n/a	0.9 pp
Diluted weighted average number of common shares outstanding (in ‘000s)	171,806	179,897	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.
Net sales of $783 million for the fourth quarter ending December 31, 2023, were up 9% over the prior year, consisting of Activewear sales of $644 million, up 8%, and sales of $139 million in the Hosiery and underwear category, up 11%. The increase in Activewear sales was due to higher volumes, driven by POS as well as higher levels of customer replenishment than the prior year. POS also reflected strength in key product categories including fleece and ring spun products, which also drove favorable mix. While we saw some POS recovery in International markets, sales were down 24% reflecting continued macro-economic challenges in these markets and the lack of inventory replenishment compared to the prior year. In the Hosiery and underwear category, the increase was mainly due to higher volumes, driven by a combination of better POS and the rollout of new programs in the mass retail channel. Despite continued industry-wide weak demand for men’s underwear and socks, we achieved a solid performance in this category.

GILDAN 2023 REPORT TO SHAREHOLDERS 20

MANAGEMENT'S DISCUSSION AND ANALYSIS

We generated gross profit of $237 million, or 30.2% of sales, versus $235 million, or 32.6% in the prior year which included an insurance gain of $26 million. On an adjusted basis, gross profit of $237 million, or 30.2% of sales, was up $28 million. The resulting adjusted gross margin improvement of 110 basis points was primarily due to lower raw material costs slightly offset by lower net selling prices. As expected, we saw a sequential improvement of 270 basis points to our adjusted gross margin, as pressure from the flow-through of peak cotton costs subsided significantly in the fourth quarter.

SG&A expenses of $88 million, or 11.3% of sales, were up $15 million compared to last year, reflecting the impact of higher volumes on distribution costs, as well as a charge of $6 million related to CEO separation costs and related advisory fees on shareholder matters. Adjusting for this charge, adjusted SG&A expenses as a percentage of sales of 10.5% in the quarter compares to 10.2% last year, as the impact of higher expenses more than offset the benefit of sales leverage.

In the quarter, we incurred restructuring and acquisition-related costs of $11 million, mainly due to the previously announced closure of a yarn-spinning plant in the U.S., compared to $6 million of restructuring and acquisition-related costs in the prior year. Given fiscal 2023 performance and profitability projections related to our hosiery sales, we also recorded a $41 million reversal of prior hosiery-related impairment charges. After reflecting the net impact of these items in both years, operating income of $178 million was up from $93 million last year. On an adjusted basis, operating income1 of $155 million, or 19.7% of sales, compares to $136 million, or 18.8% of sales in the prior year. The increase in adjusted operating income reflected higher sales and higher adjusted gross margin. The 90-basis point improvement in adjusted operating margin1 was mainly due to the increase in adjusted gross margin.

After reflecting net financial expenses of $21 million, up $8 million over the prior year due to higher interest rates and average net borrowing levels, and the positive benefit of a lower outstanding share base, we reported diluted EPS and adjusted diluted EPS of $0.89 and $0.75, up 89% and 15% respectively versus diluted EPS and adjusted diluted EPS of $0.47 and $0.65 respectively, in the same quarter last year.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

	December 31, 2023	January 1, 2023
(in $ millions)			Variation

Cash and cash equivalents	89.6	150.4	(60.8)
Trade accounts receivable	412.5	248.8	163.7
Inventories	1,089.4	1,225.9	(136.5)
Prepaid expenses, deposits and other current assets	96.0	101.8	(5.8)
Accounts payable and accrued liabilities	(408.3)	(471.2)	62.9
Current portion of lease obligations	(14.2)	(13.8)	(0.4)
Income taxes payable	(1.6)	(6.6)	5.0
Current portion of long-term debt	(300.0)	(150.0)	(150.0)
Total working capital(1)	963.4	1,085.3	(121.9)
Current ratio(2)	2.3	2.7	n.m
n.m. = not meaningful
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Current ratio is defined as current assets divided by current liabilities.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•The decrease in cash and cash equivalents mainly reflects share repurchases under the Company's NCIB program, the payment of dividends, partially offset by net long-term debt proceeds and the free cash flow generated during fiscal 2023.

•The increase in trade accounts receivable (which are net of accrued sales discounts) compared to the end of fiscal 2022 was mainly due to the impact of longer average payment terms, and higher net sales compared to the fourth quarter of 2022, as well as the timing of sales within the quarter compared to the fourth quarter of last year.

•The decrease in inventories during fiscal 2023 was mainly due to decreases in raw materials and work-in-process inventories, resulting from lower volumes in these inventories and lower raw material costs, as well as lower unit costs for finished goods inventory due to lower fiber costs, partially offset by higher finished goods volumes.

GILDAN 2023 REPORT TO SHAREHOLDERS 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

•Prepaid expenses, deposits and other current assets are lower mainly due to a decrease in the fair value of derivative financial instrument assets which reflected the maturity of commodity forward swap contracts that were designated as hedges for the Company's cotton purchases for fiscal 2023.

•The decrease in accounts payable and accrued liabilities is mainly due to the impact of lower raw material costs and lower purchase volumes, as well as lower accruals for variable compensation.

•Working capital was $963 million as at December 31, 2023, compared to $1,085 million as at January 1, 2023. The current ratio at the end of fiscal 2023 of 2.3 is lower than the current ratio of 2.7 at the end of fiscal 2022, mainly due an increase in the current portion of long-term debt.

6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

	Property, plant	Right-of-use	Intangible
(in $ millions)	and equipment	assets	assets	Goodwill

Balance, January 1, 2023	1,115.2	78.0	230.0	271.7
Additions	195.7	18.5	4.5	—
Depreciation and amortization	(101.2)	(13.4)	(13.8)	—
Net carrying amounts of disposals, write-downs and impairments	(35.2)	(1.7)	40.7	—
Balance, December 31, 2023	1,174.5	81.4	261.4	271.7
Certain minor rounding variances exist between the consolidated financial statements and this summary.
•Additions to property, plant and equipment are mainly due to expenditures related to the expansion of textile and sewing manufacturing operations, as well as modernization of the yarn facilities acquired through the December 2021 acquisition of Frontier Yarns. Disposals and write-downs are mainly due to the sale and leaseback of one of our U.S. distribution facilities, as well write-downs for certain equipment at one of our yarn spinning facilities in the U.S.

•The slight increase in right-of-use assets mainly reflects increases from the distribution facility lease that was entered into, as part of the sale and leaseback, as well as manufacturing and distribution facility lease renewals entered into during 2023, partially offset by the impact of depreciation and write-downs.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The $31 million increase in intangible assets mainly reflects the impairment reversal of $41 million relating to the Hosiery CGU, partially offset by amortization of $14 million.

GILDAN 2023 REPORT TO SHAREHOLDERS 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.3 Other non-current assets and non-current liabilities

	December 31, 2023	January 1, 2023
(in $ millions)			Variation

Deferred income tax assets	24.0	16.0	8.0
Other non-current assets	14.3	2.5	11.8
Long-term debt	(685.0)	(780.0)	95.0
Lease obligations	(83.9)	(80.2)	(3.7)
Deferred income tax liabilities	(18.1)	—	(18.1)
Other non-current liabilities(1)	(46.3)	(56.2)	9.9
(1) Other non-current liabilities include provisions and employee benefit obligations.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•See section 8.0 entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

•The net decrease in deferred income tax assets is mainly due to the utilization of prior year tax losses to offset the gain recognized on the sale and leaseback of one of our U.S. distribution facilities.

•Other non-current assets include a loan receivable from a third-party yarn supplier.

•The slight increase in lease obligations mainly reflects the impact of manufacturing and distribution facility lease renewals entered into during 2023, and the lease obligation resulting from the sale and leaseback on one of our U.S. distribution facilities, partially offset by the impact of payments made during the year, including a payment to terminate a lease relating to a former yarn facility.

•Other non-current liabilities include provisions and employee benefit obligations. The decrease relates to the payout of employee benefit obligations in connection with the closure of manufacturing facilities in Central America.

GILDAN 2023 REPORT TO SHAREHOLDERS 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS
7.1 Cash flows from (used in) operating activities

(in $ millions)	2023	2022	Variation

Net earnings	533.6	541.5	(7.9)
Adjustments for:
Depreciation and amortization	121.6	124.9	(3.3)
Non-cash restructuring (gains) costs related to property, plant and equipment, right-of-use assets, and computer software	18.1	(3.3)	21.4
Impairment (Impairment reversal ) of intangible assets	(40.8)	62.3	(103.1)
(Gain) Loss on disposal of property, plant and equipment (PP&E), including insurance recoveries relating to PP&E	(24.6)	(34.2)	9.6
Share-based compensation	27.0	32.4	(5.4)
Deferred income taxes	10.1	(0.2)	10.3
Other	(14.0)	(3.0)	(11.0)
Changes in working capital balances	(84.5)	(307.1)	222.6
Cash flows from operating activities	546.5	413.3	133.2
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•Cash flows from operating activities were $547 million in fiscal 2023, compared to $413 million in fiscal 2022. Operating cash flows were mainly impacted in fiscal 2023 by a lower increase in working capital, as explained below, and the 2023 proceeds relating to the finalization of the Company’s insurance claim as explained in section 5.6.4 "Gain on sale and leaseback and net insurance gains" of this MD&A, partially offset by lower gross profit.

•The net increase in working capital was $84 million in fiscal 2023, compared to a net increase of $307 million during fiscal 2022. The lower increase in working capital compared to last year was mainly due to a decrease in inventories compared to an increase in the same period last year, partially offset by an increase in trade accounts receivable compared to a decrease in fiscal 2022, as well as a decrease in accounts payable and accrued liabilities compared to an increase in the same period last year.

GILDAN 2023 REPORT TO SHAREHOLDERS 24

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.2 Cash flows from (used in) investing activities

(in $ millions)	2023	2022	Variation

Purchase of property, plant and equipment	(203.3)	(239.1)	35.8
Purchase of intangible assets	(4.7)	(5.4)	0.7
Business dispositions (acquisitions)	—	33.5	(33.5)
Proceeds from sale and leaseback, insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	53.2	28.6	24.6
Cash flows used in investing activities	(154.8)	(182.4)	27.6
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•The decrease in cash flows used in investing activities in fiscal 2023 was mainly due to lower capital expenditures and proceeds from the sale and leaseback of one of our distribution centres located in the U.S., partially offset by proceeds in 2022 from the sale of one of our U.S. yarn spinning facilities that was part of the 2021 acquisition of Frontier yarns.

•Capital expenditures1 during fiscal 2023 are described in section 6.2 of this MD&A entitled "6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill", and our projected capital expenditures for the next fiscal year are discussed in section 8.0 entitled “Liquidity and capital resources” in this MD&A.

7.3 Free cash flow

(in $ millions)	2023	2022	Variation

Cash flows from operating activities	546.6	413.5	133.1
Cash flows used in investing activities	(154.9)	(182.4)	27.5
Adjustment for:
Business (dispositions) acquisitions	—	(33.5)	33.5
Free cash flow(1)	391.7	197.6	194.1
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•For fiscal 2023, the year-over-year increase in free cash flow of $194 million was mainly due to the $133 million increase in operating cash flows, $51 million of proceeds from the sale and leaseback of a distribution centre located in the U.S, as well as lower capital expenditures compared to the same period last year.

1 Capital expenditures include purchases of property, plant & equipment and intangible assets.

GILDAN 2023 REPORT TO SHAREHOLDERS 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.4 Cash flows from (used in) financing activities

(in $ millions)	2023	2022	Variation

(Decrease) Increase in amounts drawn under revolving long-term bank credit facility	(95.0)	330.0	(425.0)
Payment of notes	(150.0)	—	(150.0)
Proceeds from delayed draw term loan	300.0	—	300.0
Payment of lease obligations	(24.9)	(16.6)	(8.3)
Dividends paid	(131.8)	(123.8)	(8.0)
Proceeds from the issuance of shares	55.1	15.0	40.1
Repurchase and cancellation of shares	(360.5)	(449.2)	88.7
Share repurchases for settlement of non-Treasury RSUs	(26.2)	(8.3)	(17.9)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(19.5)	(5.5)	(14.0)
Cash flows used in financing activities	(452.8)	(258.4)	(194.4)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•Cash flows used in financing activities for fiscal 2023 mainly reflected the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.5 of this MD&A, the payment of dividends, and payments made during the period on lease obligations, partially offset by net long-term debt proceeds and proceeds from the issuance of shares relating to the exercise of employee stock options. See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•Cash flows used in financing activities for fiscal 2022 mainly reflected the repurchase and cancellation of common shares under NCIB programs, the payment of dividends, and payments made during the period on lease obligations, partially offset by cash inflows of $330 million from funds drawn on our long-term bank credit facilities.

•The Company paid $132 million of dividends during fiscal 2023 compared to $124 million of dividends during fiscal 2022. The year-over-year increase is due to the 10% increase in the amount of the quarterly dividend approved by the Board of Directors on February 21, 2023, partially offset by the impact of lower common shares outstanding as a result of the repurchase and cancellation of common shares under NCIB programs.

GILDAN 2023 REPORT TO SHAREHOLDERS 26

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and the payment of dividends and share repurchases, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model. In addition, we have used excess cash to repurchase shares under normal course issuer bid programs.

The Company has set a fiscal year-end net debt leverage target ratio2 of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital and projected capital expenditures of 5% of sales in 2024, as well as returning capital to shareholders through dividends and continued share repurchases in line with our leverage framework and value considerations. Refer to note 26 of the audited annual consolidated financial statements for the year ended December 31, 2023 for an update on the Company’s liquidity risk.

2 This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

GILDAN 2023 REPORT TO SHAREHOLDERS 27

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.2 Long-term debt and net debt and net debt leverage ratio
The Company's long-term debt as at December 31, 2023 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		December 31, 2023	January 1, 2023
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	6.4%	235.0	330.0	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.6%	300.0	300.0	June 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100.0	100.0	August 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(5)(6)	2.9%	50.0	50.0	August 2026
		685.0	780.0
Current portion of long-term debt
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	—	100.0	Matured and repaid in August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)(7)	2.7%	—	50.0	Matured and repaid in August 2023
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(2)(4)	7.0%	300.0	—	May 2024
		300.0	150.0
Long-term debt		985.0	930.0
(1) Represents the annualized effective interest rate for the year ended December 31, 2023, including the cash impact of interest rate swaps, where applicable.
(2) Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3) The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $36.0 million (January 1, 2023 - $43.9 million) has been committed against this facility to cover various letters of credit.
(4) The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5) The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(6) Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.
(7) Adjusted LIBOR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.53%.

The Company repaid the current portion of notes payable, which matured in August 2023.

On May 26, 2023, the Company amended its $300 million term loan to include an additional $300 million delayed draw term loan ("DDTL") with a one year maturity from the effective date. All other terms of the agreement remained unchanged. The proceeds of this term loan were in part used to pay the $150 million of notes payable that matured in August 2023.

On June 30, 2022, the Company amended its notes purchase agreement to include LIBOR fallback provisions to replace LIBOR with adjusted term SOFR, adjusted daily simple SOFR or any relevant alternate rate selected by the note holders and the Company upon a benchmark transition event or early opt-in election.

On March 25, 2022, the Company amended and extended its unsecured revolving long-term bank credit facility of $1 billion to March 2027. As part of the amendment, LIBOR references were replaced with Term Secured Overnight Financing Rate (‘‘Term SOFR’’) and the revolving facility includes a sustainability-linked loan ("SLL") structure, whereby its applicable margins are adjusted upon achievement of certain sustainability targets, which commenced in 2023.

GILDAN 2023 REPORT TO SHAREHOLDERS 28

MANAGEMENT'S DISCUSSION AND ANALYSIS

On March 25, 2022, the Company amended its $300 million term loan to replace LIBOR references by Term SOFR references.

During fiscal 2022, the Company applied the IFRS 9 interest rate benchmark reform practical expedient for amendments required by the interest rate reform to the revolving-long term bank credit facility, term loan and related interest rate swap agreements.

The Company was in compliance with all financial covenants as at December 31, 2023. The Company expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

(in $ millions)	December 31, 2023	January 1, 2023
Long-term debt (including current portion)	985.0	930.0
Bank indebtedness	—	—
Lease obligations (including current portion)	98.1	94.0
Total debt(1)	1,083.1	1,024.0
Cash and cash equivalents	(89.6)	(150.4)
Net debt(1)	993.4	873.6
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at December 31, 2023, was 1.5 times (January 1, 2023 - 1.1 times) which was within the Company's target range of 1.0 times to 2.0 times. The Company’s net debt leverage ratio is calculated as follows:

	December 31, 2023	January 1, 2023
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months(1)	674.5	764.2
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months(1)	674.5	764.2
Net debt(1)	993.4	873.6
Net debt leverage ratio(1)(2)	1.5	1.1
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.6 at December 31, 2023
Certain minor rounding variances exist between the consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in the credit facility agreement and its amendments) vary from the definition of the Company’s non-GAAP ratio and non-GAAP financial measures “net debt leverage ratio” and “adjusted EBITDA”, respectively, as presented in this MD&A in certain respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, our total net debt to EBITDA ratio for purposes of our loan and note agreements was 1.6 at the end of fiscal 2023 (2022 - 1.3).

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

8.3 Outstanding share data
Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 19, 2024, there were 168,661,402 common shares issued and outstanding along with 467,401 stock options and 60,528 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

8.4 Declaration of dividend
The Company paid dividends of $131.8 million during the year ended December 31, 2023. On February 20, 2024, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.205 per share for an expected aggregate payment of $34 million which will be paid on April 8, 2024, on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on March 13, 2024. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenant and repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions.

The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.5 Normal course issuer bid (NCIB)
In August 2022, the Company received approval from the TSX to renew its normal course issuer bid (NCIB) program commencing on August 9, 2022, to purchase for cancellation a maximum of 9,132,337 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2022 (the reference date for the NCIB). Under the NCIB, the Company was authorized to make purchases under the normal course issuer bid during the period from August 9, 2022 to August 8, 2023 in accordance with the requirements of the TSX.

In August 2023, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2023, to purchase for cancellation a maximum of 8,778,638 common shares, representing approximately 5% of the Company's issued and outstanding common shares, as at July 31, 2023 (the reference date for the renewed NCIB). The Company is authorized to make purchases under the renewed NCIB until August 8, 2024 in accordance with the requirements of the TSX. Purchases can be made by means of open market transactions on both the TSX and the NYSE, or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. The average daily trading volume of common shares on the TSX (ADTV) for the six-month period ended July 31, 2023 was 370,447. Consequently, and in accordance with the requirements of the TSX, the Company may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 92,611 common shares daily through the facilities of the TSX, which represents 25% of the ADTV for the six-month period noted above.

In connection with each of its 2022-2023 and 2023-2024 NCIB programs, the Company entered into an automatic share purchase plan (ASPP) with a designated broker which allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods.

During the fiscal year ended December 31, 2023, the Company repurchased for cancellation a total of 11,830,618 common shares under its NCIB programs for a total cost of $370 million; $15 million was charged to share capital and the balance was charged to retained earnings.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 26 of the audited annual consolidated financial statements for the year ended December 31, 2023 for additional details.

10.1 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. Our material short-term cash requirements include payments under our lease obligations, purchase obligations; related to capital expenditures, cotton commitments as well as raw material and finished goods inventory, and other working capital needs. Working capital, defined as total current assets less total current liabilities, fluctuates depending on effective management of receivables from our customers, inventory levels and payables to our suppliers, as well as commodity pricing.

Our long-term material cash requirements from currently known obligations include repayment of outstanding borrowings, interest payment obligations under our credit agreement, settlements on our outstanding derivative hedge contracts, long term lease obligations, as well as minimum royalty payments.

All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. We have no off-balance sheet arrangements, other than as discussed in this section. The following table sets forth the maturity of our contractual obligations by period as at December 31, 2023.

Carrying		Contractual	Less than	Between 1	Between 4	More than
(in $ millions)	amount	cash flows	1 year	and 3 years	and 5 years	5 years

Accounts payable and accrued liabilities	408.3	408.3	408.3	—	—	—
Long-term debt	985.0	985.0	300.0	450.0	235.0	—
Interest obligations(1)	—	114.5	43.7	66.9	3.9	—
Purchase and other obligations	—	502.3	327.8	99.7	74.8	—
Lease obligations	98.1	136.2	20.8	39.7	26.3	49.4
Total contractual obligations	1,491.4	2,146.3	1,100.6	656.3	340.0	49.4
(1) Interest obligations include expected interest payments on long-term debt as at December 31, 2023 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at December 31, 2023 to the currently established maturity dates.

As disclosed in note 24 to our 2023 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 31, 2023, the maximum potential liability under these guarantees was $131 million, of which $15 million was for surety bonds and $116 million was for financial guarantees and standby letters of credit.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

11.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2023 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

11.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets each CGU serves. As such, the Company has identified two CGUs for purposes of testing the recoverability and impairment of non-financial assets: Textile & Sewing, and Hosiery.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits, the Company being regularly subject to such audits. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

11.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges or accelerated depreciation and amortization charges related to its non-financial assets. Please refer to note 11 of the audited annual consolidated financial statements for the year ended December 31, 2023 for additional details on the recoverability of the Company’s cash-generating units.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Other sources of estimation uncertainty
The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories used in establishing the net realizable value. As at December 31, 2023, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of discontinued, damaged, and excess inventories would not result in either a material decrease or an increase in inventories. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required.

12.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

12.1 Accounting policies
The Company’s audited consolidated financial statements for fiscal 2023 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its fiscal 2022 audited annual consolidated financial statements, except as described below.

IAS 12 Amendment International Tax Reform - Pillar Two Model Rules
In May 2023, the International Accounting Standards Board issued the IAS 12 Amendment International Tax Reform - Pillar Two Model Rules on mandatory relief for accounting for deferred taxes from the global minimum taxation. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendments also introduce targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before the legislation comes into force. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2023. The Company has updated its disclosures in the annual consolidated financial statements for the year ended December 31, 2023.

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
–Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company has updated its accounting policy information disclosures in the annual consolidated financial statements for the year ended December 31, 2023.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
On May 7, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company has updated its disclosures in the annual consolidated financial statements for the year ended December 31, 2023.The adoption of these amendments resulted in a $11.1 million gross-up presentation of the lease liability deferred tax asset and right-of-use deferred tax liability as at January 1, 2023, for note disclosure purposes, with no impact on the net amount of deferred tax asset recognized.

12.2 New accounting standards and interpretations not yet applied
The following new accounting standards are not effective for the year ended December 31, 2023 and have not been applied in preparing the audited annual consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants which an entity is required to comply with on or before the reporting date and covenants which an entity must comply with only after the reporting date. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024, and are not expected to have an impact on the Company's consolidated financial statements. Early adoption is permitted.

These amendments will be effective for annual periods beginning on or after January 1, 2024, with earlier application permitted and are to be applied retrospectively. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
–Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

13.0 DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings, or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2023 was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

14.1 Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.

Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as at December 31, 2023, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under this framework, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2023.

14.2 Attestation report of independent registered public accounting firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on our consolidated financial statements, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of December 31, 2023.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

14.3 Changes in internal control over financial reporting
There have been no changes that occurred during the quarter beginning on October 2, 2023 and ended December 31, 2023 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

15.0 RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. Many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business.

Our ability to implement our growth strategies and plans
The growth of our business depends on the successful execution of key strategic initiatives as part of the Gildan Sustainable Growth strategy, which is described in section 4.0 entitled "Strategy" of this MD&A. We are implementing our plan or plan to execute on various initiatives aimed at expanding and optimizing our global production capacity and maintaining or enhancing our cost structure, driving innovation across the organization, in our manufacturing and product-development processes, distribution and final products. Our ability to implement our growth strategy and plans is dependent upon a number of factors, some of which are beyond our control, and include but are not limited to our ability to leverage the Company's strengths, general economic conditions and other risk factors as described in this MD&A. Further, achieving these objectives will require significant investments which may result in both short-term and long-term costs. The Company has historically relied on cash generated from its operating activities and its credit facilities as its primary source of liquidity. To support the Company’s business and execute on its growth strategy and its plan to increase its manufacturing capacity, the Company will need to continue to generate significant amounts of cash from operations. If the Company’s business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available from its credit facilities, the Company may need to seek additional capital to fund its business or execute its growth strategy in which case there is no assurance the Company will be successful in obtaining such additional capital if and when needed on favorable terms or at all. There can be no assurance that we will be successful in the execution of these strategic initiatives, including the timely expansion of our manufacturing capacity to pursue growth or that the successful execution of these strategic initiatives will deliver the results we expect or grow our business. If we fail to effectively implement our strategy, our financial condition, results of operations, business or cash flows could be adversely affected.

Our ability to compete effectively
The markets and geographies for our products are highly competitive and evolving rapidly. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. Our competitive strengths include our expertise in building and operating large-scale, vertically integrated manufacturing hubs which allows us to operate efficiently and reduce costs, offer competitive pricing, and provide a reliable supply chain. As discussed in section 4.0 of this MD&A entitled "Strategy", we intend to increase our global production capacity, and any failure or delay in efficiently implementing or managing such increase in capacity, or doing so in a cost-effective manner, could negatively impact our manufacturing and distribution cost structure, which would negatively impact our ability to compete. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure and remain competitive. Higher-than-normal levels of cost inflation could lead to pressure on retail prices, margins and operational costs. As discussed in section 3.3 of this MD&A, we compete with domestic and international manufacturers, brands of well-established U.S. apparel and sportswear companies, as well as our own customers, including retailers and wholesale distributors that are selling basic apparel products under their own private label brands that compete directly with our brands. In addition, evolving e-commerce customer preferences and behaviours continue to facilitate competitive entry and comparison shopping. Failure to compete effectively and respond to evolving trends in the market, including intensifying competition from private label brands and e-commerce, and failure to adapt our operations to service the changing needs of our customers could have a negative impact on our business and results of operations. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer

GILDAN 2023 REPORT TO SHAREHOLDERS 36

MANAGEMENT'S DISCUSSION AND ANALYSIS

orders or shelf space, lower prices or the need for additional customer price incentives, and other forms of marketing support to our customers, all of which could have a negative effect on our sales volumes or profitability if we are unable to offset such negative impacts with new business or cost reductions.

Our ability to integrate acquisitions
The Company’s strategic opportunities may include potential complementary acquisitions that could support, strengthen, or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated, or result in significant additional costs and/or operational issues, all of which could negatively affect our financial condition and results of operations. In addition, we may not be able to fully realize anticipated synergies and other benefits expected from acquisitions.

We may be negatively impacted by changes in general economic and financial conditions
General economic and financial conditions, globally or in one or more of the markets we serve, may negatively affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009 or the COVID-19 pandemic, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could negatively affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk.

We rely on a small number of significant customers
In any given period, we rely on a small number of customers for a significant portion of our total sales. In fiscal 2023, our top three customers accounted for 22.4%, 16.3%, and 7.6% (2022 - 18.1%, 18.6%, and 10.7%) of total sales respectively, and our top ten customers accounted for 69.0% (2022 - 67.9%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be negatively affected should one or more of the following events occur:
•a significant customer substantially reduces its purchases or ceases to buy from us, or we elect to reduce the volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;
•a large customer exercises its purchasing power to negotiate lower prices or higher price discounts or requires us to incur additional service and other costs;
•a customer experiences operational disruptions due to fires, extreme weather conditions, natural disasters or pandemics (such as COVID-19), information system failures or incidents, and other factors;
•further industry consolidation leads to greater customer concentration and competition; and
•a customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities
Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate, identify, or react to changes in consumer preferences and trends
While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends, including potential shifts in consumer and customer preferences favouring more sustainable and circular brands and suppliers in the markets we serve. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic apparel products. If we fail to effectively anticipate, identify, or respond to changing styles or trends, or increased preferences for sustainable and/or circular products, or if we misjudge the market for our products, our sales could be adversely affected. This could result in unsold inventory, which could negatively impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could negatively impact our profitability.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Our ability to manage production and inventory levels effectively in relation to changes in customer demand
Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand and cadence of distributor inventory replenishment. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control, including the overall state of the economy and expectations for economic growth (including as a result of the current inflationary environment). In addition, fluctuations in energy prices, including prices for crude oil or petroleum, natural gas, biomass and electricity affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Fluctuations in energy prices are partly influenced by government policies to address climate change, which could increase our energy costs beyond our current expectations. In addition, the Company is subject to carbon tax regulations in various jurisdictions where it operates. The carbon tax rates and the scope of emissions covered by these regulations may change over time, which could cause fluctuations in our energy consumption and other costs. Geopolitical and economic risks, including from existing or threatened military conflicts and volatility in the energy markets, have raised concerns in international economies. Beyond any immediate impact, these developments may also negatively affect the evolution of the global economy.

The Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to twenty-four months in advance of future delivery dates to establish fixed prices for cotton, cotton-based yarn, and polyester fiber purchases and reduce the effect of price fluctuations in the cost of cotton and polyester fibers used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton and polyester fiber price increases but would not be able to benefit from cotton or polyester fiber price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or polyester fibers, or have not made other arrangements to lock in the price of cotton or polyester fibers in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases. A significant increase in raw material costs, particularly cotton and polyester fiber costs, could have a negative effect on our business, results of operations, and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases negatively impact demand for the Company’s products. In addition, when the Company fixes its cotton and polyester fiber costs for future delivery periods and the cost of cotton or polyester fibers subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could have a negative effect on our business, results of operations and financial condition.

GILDAN 2023 REPORT TO SHAREHOLDERS 38

MANAGEMENT'S DISCUSSION AND ANALYSIS

We rely on key suppliers
Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials, energy (including biomass, oil, natural gas and electricity) and finished goods from third-party suppliers. More specifically, we source cotton, cotton-based yarns, polyester fibers, chemicals, dyestuffs, and trims primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands are purchased from a number of third-party suppliers. Our business, results of operations, and financial condition could be negatively affected if there is a significant change in our relationship with any of our principal suppliers of raw materials, energy or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, fail to qualify under our social compliance program, violate labour laws and regulations, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges, or excessive markdowns, all of which can have a negative effect on our business, results of operations, and financial condition.

We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
The majority of our products are manufactured in Central America, primarily in Honduras and Nicaragua, as well as the Caribbean and Bangladesh, as described in the section entitled “Our operations” in this MD&A. We also purchase a portion of our sock requirements from third-party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social, and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities and those of our key suppliers are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods, earthquakes, pandemics, and endemics. Any such events in the future could have a negative impact on our business.

The following conditions or events could disrupt our supply chain, interrupt operations at our facilities or those of our suppliers and customers, increase our cost of sales and other operating expenses, result in a loss of sales, asset losses, or require additional capital expenditures to be incurred:

•fires, extraordinary weather conditions, or natural disasters, such as hurricanes, tornadoes, floods, extreme heat, droughts, tsunamis, typhoons, and earthquakes;
•pandemics, such as COVID-19;
•political instability, social and labour unrest, human rights violations, war, or terrorism;
•disruptions in port activities, shipping and freight forwarding services; and
•interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost sales and profits, and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits, or policy exclusions. Furthermore, we may not always be able to obtain adequate insurance coverage in regions in which we operate that have a higher likelihood of experiencing natural disasters. Any occurrence not fully covered by insurance could have a negative effect on our business.

Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
Our business is subject to a wide variety of laws and regulations across all of the countries in which we do business, which involves the risk of legal and regulatory actions regarding such matters as international trade, sanctions or other trade restrictions, lobbying or similar activities, competition, taxation, environmental, health and safety, human rights including forced labour, product liability, employment practices, patent and trademark infringement, corporate and securities legislation, licensing and permits, data privacy, bankruptcies, and other claims. Some of these compliance risks are further described in this "Risks and uncertainties" section of the MD&A. In the event of non-compliance with such laws and regulations, we may be subject to regulatory actions, claims and/or litigation which could result in fines, penalties, claim settlement costs or damages awarded to plaintiffs, legal defense costs, product recalls and related costs, remediation costs, the detainment of goods by government bodies, incremental operating costs and capital expenditures to improve future/ongoing compliance, and damage to the Company’s reputation. In addition, non-compliance with certain laws and regulations could result in regulatory actions that could temporarily or permanently restrict or limit our ability to conduct operations as planned, potentially resulting in lost sales, closure costs, and asset write-offs. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings.

GILDAN 2023 REPORT TO SHAREHOLDERS 39

MANAGEMENT'S DISCUSSION AND ANALYSIS

Laws and regulations are constantly changing and are often complex, and future compliance cannot be assured. Changes necessary to maintaining compliance with these laws and regulations may increase future compliance costs and have other negative impacts on our business, results of operations, and financial condition.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities, or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents, and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a negative effect on our reputation as well as our business, results of operations, and financial condition.

We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
As a multinational corporation, we are affected by import tariffs, including the potential imposition of anti-dumping or countervailing duties or other trade remedies on our raw materials and finished goods, international trade legislation, and bilateral and multilateral trade agreements, trade preference programs, and trade incentives in the countries in which we operate, source, and sell products. To remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to trade, including the application and eligibility of incentives, anti-dumping and countervailing duties, tariffs, quantitative limitations and proposed trade restrictions that could impact our approach to global manufacturing and sourcing, and adjusts accordingly as needed.

The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), and the Haiti Economic Lift Program (HELP) previously referred to as the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE). Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company also relies on preferential trade agreements to access the European Union, Canada, and other markets. Changes to trade agreements, trade preference programs, or trade incentives on which the Company currently relies or the entry into force of trade-restricting legislation may negatively impact our global competitive position. The likelihood that the agreements, preference programs and trade incentives around which we have built our manufacturing supply chain will be modified, repealed, phased-out, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Recently there has been an increasing U.S. focus on domestic manufacturing that has drawn worldwide attention. While a significant proportion of our costs to manufacture our products originate in the United States, the Company also has significant operations and sourcing outside the United States. There can be no assurance that the recent and continuing focus in this area may not attract negative publicity on the Company and its activities, or lead to adverse changes in the international trade agreements and preference programs on which the Company currently relies, the implementation of additional tariffs on imports of our raw materials or finished goods into the United States, or further U.S. tax reform that could increase our effective income tax rate. Furthermore, the imposition of non-tariff barriers by the countries into which we sell our products internationally may also impact our ability to service such markets. Any of these outcomes could negatively impact our ability to compete effectively and negatively affect our results of operations.

Many trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

Furthermore, the imposition of any new import tariffs in any of the countries in which we operate may also negatively impact our global competitive position. For example, United States domestic laws provide for the application of anti-dumping or countervailing duties on imports of products into the United States where determinations are made by the relevant agencies that such imported products have been subsidized and/or are being sold at less than “fair value” in the case of anti-dumping determinations, or have been subsidized by a foreign government, in the case of countervailing duty determinations, and that such imports are causing a material injury to the domestic industry. The mechanism to implement anti-dumping and countervailing duties is available to every World Trade Organization member country. The impact of the imposition of such duties on products we import into the United States or other markets cannot be determined with certainty.

GILDAN 2023 REPORT TO SHAREHOLDERS 40

MANAGEMENT'S DISCUSSION AND ANALYSIS

The United States withdrew from the Trans-Pacific Partnership Agreement (TPP) in 2017, but the other negotiating countries went on to conclude the Comprehensive Progressive Trans-Pacific Partnership (CPTPP) in 2018. Thus far, Australia, Brunei, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, and Vietnam have ratified and implemented CPTPP. Also, the United Kingdom’s (UK) accession protocol was signed in July 2023, to enable the UK to join. CPTPP may negatively affect our competitive position in some of the countries in which we sell our products.

The European Union has an Association Agreement with Central America, including Honduras and Nicaragua, where we have production operations. The European Union also has preferential trade arrangements with other countries. Further, the European Union maintains a Generalized System of Preferences (GSP) and the Everything But Arms programs (EBA). These programs allow free or reduced duty entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords preference to qualifying apparel from notable production venues including Vietnam, Myanmar and Pakistan, which could negatively impact our competitive position in the European Union. Any changes to these agreements could have a negative impact on our operations.

On June 23, 2016, the UK voted to leave the European Union (“Brexit”). The transition period for the UK’s withdrawal ended on December 31, 2020, and the UK formally left the European Union on January 1, 2021. While the UK has entered into continuity agreements with Central American and CARIFOROM trade partners and has officially published regulations governing the new UK Generalized System of Preferences program, the competitiveness or our supply chain in the UK and the European Union could be negatively impacted if the UK fails to effectively implement these agreements and programs or make them permanent.

China extends duty-free and quota-free trade benefits to apparel under the Asia-Pacific Trade Agreement and under a special preferential tariff program for least developed countries, including to chief-weight cotton apparel from Bangladesh. Changes to the agreement or preference program could have a negative impact on our operations. In 2021, the United Nations General Assembly passed a resolution to “graduate” Bangladesh from the least developed country category to the developing country category. Although, the resolution established a five-year grace period, this change in Bangladesh’s status could lead to a preemptive reduction, termination, or phase-out of trade preferences or trade incentives for Bangladesh’s exports to Canada, the European Union, the UK, Japan, the United States, Australia, and other countries. Bangladesh’s reduction, termination or phase-out of trade preferences or trade incentives may negatively affect our competitive position in some of the countries in which we sell our products.

Many Chinese imports into the United States are subject to additional trade remedy duties under section 301 of the Trade Act of 1974. The items on Lists 3 and, 4A, under this action include textiles and apparel. Currently, goods on List 3 are subject to 25 percent additional duty, and goods on List 4A, are subject to 7.5 percent additional duty. List 4B, which includes the majority of apparel articles, has never been implemented. These changes, or the imposition of any further duties on Chinese goods, could negatively impact our operations.

The United States has determined that the mass detention and treatment of Uyghurs and other ethnic minorities in the Xinjiang Uyghur Autonomous Region (XUAR) of China includes and gives rise to forced labour. The Uyghur Forced Labor Prevention Act (UFLPA), which took effect on June 21, 2022, establishes a presumption that any goods produced or manufactured in whole or in part in XUAR were made with forced labour and are inadmissible into the United States unless importers present clear and convincing evidence that the goods were not made with forced labour. The United States has identified cotton products as a high enforcement priority. U.S. Customs and Border Protection (“CBP”) can detain or, exclude shipments under the UFLPA. Canada has introduced the Fighting Against Forced Labour and Child Labour in Supply Chains Act which will require significant reporting obligations on Canadian businesses and importers meeting certain eligibility requirements, including the steps an entity has taken to prevent and reduce the risk that forced or child labour was used at any step for the production of goods that were produced or entered into Canada by that entity and must be submitted before May 31st of each year starting in 2024. Forced Labour legislation is also pending in the UK, and the European Union. While we do not source product from the XUAR and have taken increased actions to ensure our entire supply chain is free of any forced labour, there is nonetheless a risk, given the presence of XUAR origin cotton in global supply chains, that our business could be affected by these restrictions.

The U.S. Generalized System of Preferences program expired on December 31, 2020. Although the expired program did not include duty-free preference for textile and apparel products, any renewal of the program incorporating duty-free access of textiles and apparel into the U.S. for beneficiary countries could adversely impact our competitiveness in the United States.

GILDAN 2023 REPORT TO SHAREHOLDERS 41

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Regional Comprehensive Economic Partnership (RCEP) is a free trade agreement among Australia, Brunei, Cambodia, China, Indonesia, Japan, Laos, Malaysia, Myanmar, New Zealand, the Philippines, Singapore, South Korea, Thailand, and Vietnam. The agreement is currently in force among Australia, Brunei, Cambodia, China, Indonesia, Japan, Laos, Malaysia, New Zealand, Singapore, South Korea, Thailand and Vietnam. Once ratified by all signatories, RCEP will be the world’s largest free trade agreement based on member’s gross domestic product. As the RCEP is implemented and utilized, it may negatively affect our competitive position in some of the countries in which we sell our products.

Japan's Generalized System of Preferences scheme currently allows duty-free entry of qualifying goods from Bangladesh. Any change to Japan’s GSP preference program could negatively impact our operations.

Overall, changes to trade agreements or trade preference programs that we leverage in our key country markets, or new agreements that liberalize access for our competitors, could negatively impact our competitiveness in those markets. The likelihood of such changes, or of modification, suspension, or termination of the agreements and preference programs around which we have built our manufacturing supply chain, and the extent of the impact on our business, cannot be determined with certainty.

In addition, the Company could be subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, and compliance with other applicable customs requirements, we cannot predict the outcome of any governmental audit or inquiry.

The Company operates two U.S. foreign trade zones (FTZs) at its distribution warehouses in North and South Carolina. While FTZs enhance efficiencies in the customs entry process and allow for the non-application of duty on certain goods distributed internationally, FTZs are highly regulated operations. The Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with its FTZs, but we cannot predict the outcome of any governmental audit or examination of our FTZs.

Over the past two decades, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers, and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, unilateral and multilateral sanctions and trade disincentives on certain countries and persons are unpredictable, and they continue to evolve in response to economic and political events, particularly in the countries in which we operate, and could significantly impact our supply chain, capital investments, along with our ability to service our customers. The impact of the imposition of sanctions and trade disincentives on products we import into the United States or other markets cannot be determined or predicted with certainty.

Factors or circumstances that could increase our effective income tax rate
The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing, and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws in the jurisdictions in which it operates, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a negative impact on the Company’s financial condition, results of operations, and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

GILDAN 2023 REPORT TO SHAREHOLDERS 42

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes in domestic laws and income tax treaties that may result from the Organization for Economic Co-operation and Development (OECD) initiatives against base erosion and profit shifting (BEPS), including the implementation of a global minimum tax which is discussed in greater detail below; changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Company's overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company's operations or business model; or other factors.

In October 2021, 136 jurisdictions, including Canada, agreed to the OECD’s BEPS initiative that aims to provide a two-pillar solution to the tax challenges arising from the digitalization of the economy. The agreement consists of two pillars, known as Pillar One and Pillar Two. Generally, Pillar One makes changes to the profit allocation and nexus rules applicable to business profits and would apply to multinational enterprises with annual global revenues greater than 20 billion euros and profitability above 10%, with the revenue threshold expected to be reduced to 10 billion euros over time. Based on the minimum revenue threshold, the Company is currently expected to be outside the scope of Pillar One. Pillar Two provides for a 15% global minimum tax and would apply to multinational enterprises with annual global revenues greater than 750 million euros. On December 20, 2021, the OECD published detailed model rules to assist jurisdictions in the domestic implementation of Pillar Two in a manner consistent with the agreement reached in October 2021 and released commentary to those rules in March 2022. The European Union member states have unanimously adopted a Council Directive which requires the main component of Pillar Two to be transposed into member states’ domestic laws for the start of 2024. Many jurisdictions in which the Company operates have implemented or are currently proposing to implement the main component of Pillar Two to be effective retroactively as of January 1, 2024.

Pillar Two legislation has been enacted in Belgium and the United Kingdom, jurisdictions in which subsidiaries of the Company operate. In those jurisdictions, the Pillar Two legislation includes an income inclusion rule and a domestic minimum top-up tax, which will be effective for fiscal years beginning on or after December 31, 2023. Belgium has also enacted the undertaxed profits rule, which will be effective for fiscal years beginning on or after December 31, 2024. The Company’s subsidiaries in Belgium and the United Kingdom are subject to an effective tax rate of at least 15%. In addition, these subsidiaries do not have an ownership interest in any entities operating in low-taxed jurisdictions. Consequently, we do not expect the income inclusion rule and the domestic minimum top-up tax to have a materially adverse impact on the Company’s overall effective tax rate. However, under Belgium’s undertaxed profit rule, the Company’s profits derived from its operations in low tax jurisdictions, particularly Barbados (where the Company is subject to an effective tax rate lower than 15%), would become subject to a Pillar Two top-up tax in Belgium for its fiscal year starting December 29, 2025 unless other jurisdictions enact Pillar Two legislation.

The Company operates in certain jurisdictions that are planning to enact Pillar Two legislation in 2024, which, if enacted, would take priority over Belgium’s undertaxed profit rule to tax the Company’s profits derived from its operations in low tax jurisdictions. Specifically, Canada has released draft Pillar Two legislation that would implement an income inclusion rule and a domestic minimum top-up tax effective for fiscal years that begin on or after December 31, 2023. Canada’s proposed income inclusion rule would apply to the Company’s profits derived in certain low tax jurisdictions, particularly in Barbados, where the majority of the Company’s worldwide profits are earned, and would subject those profits to an effective tax rate of 15% for fiscal years beginning on or after December 31, 2023, after reflecting the impact of substance based carveout included in the rules. Furthermore, Barbados also released draft legislation in response to Pillar Two which would effectively subject the Company’s profits in Barbados to an effective tax rate of approximately 15% for fiscal years beginning on or after January 1, 2024.

Should Canada or Barbados enact their proposed legislation, the Company’s profit in Barbados would be subject to an effective tax rate of 15% and would render Belgium’s undertaxed profit rule inapplicable. If Pillar Two is enacted by the various jurisdictions in which the Company operates, including but not limited to Canada and Barbados, it could significantly increase the Company’s low effective income tax rate and would result in a material increase to our tax provisions and annual income tax expense, which would adversely affect our results of operations and cash flows. If Pillar Two legislation would have applied in 2023, the Company’s average effective tax rate would have been approximately 18%.

GILDAN 2023 REPORT TO SHAREHOLDERS 43

MANAGEMENT'S DISCUSSION AND ANALYSIS

We have unrecognized deferred income tax liabilities for the undistributed profits of our subsidiaries, for which we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which would also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at December 31, 2023, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $70 million.

Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company’s overall effective income tax rate is impacted by its assessment of uncertain tax positions and whether additional taxes and interest may be due. The Company’s assessment of uncertain tax positions may be negatively affected as a result of new information, a change in management’s assessment of the technical merits of its positions, changes to tax laws, administrative guidance, and the conclusion of tax audits.

Compliance with environmental and health and safety regulations
We are subject to various federal, state, and local environmental, social and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, environmental licenses, wastewater discharges, air emissions, storm water flows, waste disposal, and fire permits. Our manufacturing plants generate some quantities of waste, which are recycled, repurposed, or disposed of by licensed waste management companies, in cases of hazardous waste. Through our Global Environment & Energy Policy, Restricted Substances Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through an efficient use of our resources, landfill reduction and the prioritization of reusing and recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local, or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines/penalties, or result in a disruption to our supply chain, any of which could have an adverse effect on our business.

Global climate change could have an adverse impact on our business
In recent years we have seen certain effects related to climate change largely driven by extreme weather events (e.g., hurricanes, flooding, fires, severe storms, cyclones, water scarcity etc.), which may have financial implications for the business. Our operations in Central America, the Caribbean, the United States, and Asia have been subjected to an increase in severe weather events. For example, in November 2020, our Central American operations were impacted by back-to-back hurricanes, necessitating a temporary shutdown of these facilities. While the Company is making additional investments to improve the resiliency of its manufacturing facilities to extreme weather events, nonetheless, such future events could slow and/or halt production due to physical damage to our assets; result in increased employee absenteeism and reduced worker productivity in order to address incremental safety measures during extreme weather conditions; and/or result in supply chain disruptions limiting transportation of supplies or delivery of goods. Additionally, longer-term, chronic shifts in weather patterns may result in rising sea levels, or declining freshwater availability and quality, extreme heat as well as increased duration, intensity and frequency of weather events, all of which could restrict the capacity and cost effectiveness of our operations and impact the cost and availability of key raw materials such as cotton.

Climate-related transition risks that we could be exposed to and adversely affected by include (but are not limited to) the following: the impact of changes in government policies, laws and regulations; changes in market conditions; consumer preferences and attitudes affecting their spending behavior; increased reputational risk for failing to meet evolving stakeholder and consumer expectations; and impacts related to adopting new technologies. In some of the regions in which we operate, government policies are quickly evolving to support the transitioning to a low carbon economy by implementing climate and sustainability-related legislation and regulations, including carbon pricing proposals, mandates for emission reductions and supply chain mapping disclosures.

GILDAN 2023 REPORT TO SHAREHOLDERS 44

MANAGEMENT'S DISCUSSION AND ANALYSIS

The emergence of greenwashing and social washing presents significant risks for companies across multiple fronts, including Gildan, given its global sales presence. The Company faces heightened reputational risks globally, with stakeholders such as suppliers, investors, and business partners scrutinizing its sustainability practices, potentially impacting brand value and relationships. Additionally, the lack of consistent legal requirements across jurisdictions and rapidly evolving regulatory landscapes worldwide further complicates matters for Gildan. Legal consequences, supply chain disruptions, and competitive disadvantages underscore the importance of prioritizing due diligence over Company and product-level claims.

Scope 1, 2 and 3 emissions reduction targets:
Gildan has established an ESG strategy which in part is aimed at meeting stakeholder expectations and mitigating the various climate change risks. This strategy includes setting and pursuing targets as further described in section 4.0 of this MD&A entitled “Strategy". Our ability to lower GHG emissions on both an absolute basis and in respect of our 2030 reduction targets is subject to numerous risks and uncertainties, including our ability to identify, develop and implement new technologies and processes at a reasonable long-term cost that aligns with our low-cost production model; securing key management expertise specific to required technologies; and our ability to continue to finance these investments over the long-term. Additionally, there can be no assurance that we will achieve our targets on a timely basis or at all, or satisfy evolving government legislation. Also, our actions taken to implement these objectives may expose us to certain additional heightened financial and operational risks, including potentially limiting capacity expansion plans, business acquisition opportunities and other growth initiatives. Additionally, costs related to implementing our ESG strategy as it relates to climate change and environmental initiatives may be higher than anticipated, and we may not be able to pass on higher costs to our customers. The rate of progress towards our targets could also expose us to reputational and litigation risks.

Increasingly, investors and other stakeholders are monitoring and assessing companies on climate-related performance. Failure to achieve our GHG targets, or a perception among investors that our targets lack ambition and/or are deemed to be insufficient, could adversely affect the Company’s reputation and ability to attract capital. The Company’s ability to access capital may also be negatively affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies that the Company may not meet.

Overall, the physical and transitional risks relating to the effects of climate change on our business both in the short and long term are complex and highly uncertain. There can be no assurance that we will be successful in mitigating these risks, and if we are not successful in this regard, such outcome could heighten other business risks described in this MD&A and have an adverse effect on our future sales, competitive position and market share, financial position, profitability, cost structure, capital expenditure requirements, capacity, growth plans, distribution network, supply chain, sources of financing, reputation, and our ability to achieve our strategic financial and ESG objectives.

Compliance with product safety regulations
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in childcare articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products.

In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Directive and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements. Although we believe that we comply in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
We employ approximately 43,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates, and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside Canada and the United States. A significant increase in wage rates or the cost of benefit programs in the countries in which we operate could have a negative impact on our operating costs.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Many of our employees are members of labour organizations, and the Company is party to a number of collective bargaining agreements, primarily relating to its sewing operations in Nicaragua and Honduras. Several collective agreements to which the Company is a party are due to expire at various times in the future. An inability to renew these collective agreements on mutually agreeable terms, as they become subject to renegotiation from time to time, could result in work stoppages or other labour disturbances such as strikes, walkouts or lock-outs, and/or increased costs of labour, which could adversely affect our ability to deliver products and services in a timely manner and on budget and could adversely affect our financial condition and results. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could negatively affect the productivity and cost structure of the Company’s manufacturing operations, and our ability to effectively service customers which may result in lost sales.

We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
We are committed to ensuring that all of our operations and contractor operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of the Fair Labor Association (FLA) and the Worldwide Responsible Accredited Production (WRAP). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other business practices that would be viewed, in any market in which our products are sold, as unethical, we could experience negative publicity which could harm our reputation or the social acceptability of our products, which could impact our ability to retain existing customers or attract new ones and result in a loss of sales, which, in turn, could have a material adverse effect on our financial condition, results of operations, business or cash flows.

Our ability to protect our intellectual property rights
Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures including court actions and administrative proceedings; however, the actions we have taken and expect to continue to take to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise negatively affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time, we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability, and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate, or otherwise violate third-party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a negative effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could negatively affect our business, results of operations, financial condition, and cash flows.

We rely significantly on our information systems for our business operations
We place significant reliance on our information systems. Our information systems consist of a full range of supply chain and financial systems. The systems include applications related to product development, planning, manufacturing, distribution, sales, human resources, analytics, and financial reporting. We depend on our information systems to operate our business and make key decisions. These activities include forecasting demand, purchasing raw materials and supplies, designing products, scheduling and managing production, selling to our customers, responding to customer, supplier and other inquiries, managing inventories, shipping goods on a timely basis, managing our employees, and summarizing results. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, information security incidents, cyber security incidents, disasters or other causes, or in connection with upgrades to our systems or implementation of new systems. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements of our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could negatively affect our business and results of operations.

We may be negatively impacted by data security breaches or data privacy violations
Our business involves the regular collection, use and sharing of sensitive and confidential information regarding employees, customers, business partners, vendors, and other third parties. These activities are highly regulated, and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability and reputational risk. Furthermore, an information technology system failure or non-availability, cyber security incident, or breach of systems could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential information, or expose us to regulatory investigation, litigation, fines, contractual penalties and financial losses. Divergent technology systems inherited through business acquisitions increase complexity and potential exposure. We use a risk-based approach to mitigating information security risk and data privacy risk. We continue to invest in and improve our data privacy practices, data security threat protection, detection and mitigation policies, procedures and controls, and awareness campaigns to enhance data protection. We seek to detect and investigate all incidents and to prevent their occurrence or recurrence. Senior leadership provides updates to the Corporate Governance and Social Responsibility Committee of any major data security or privacy issues on a quarterly basis, provides quarterly information security reports to the Audit and Finance Committee, provides strategic updates to the Board of Directors on an annual basis, and has a process in place to communicate time sensitive issues to the Board on an as-needed basis. We are unaware of any material data security or privacy issues over the past three years, and expenses incurred from data security breaches and privacy violations have been negligible over this period. However, given the highly evolving nature and sophistication of security threats, data privacy laws, and our dependence upon third party data sharing, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such incidents may not be fully insured or indemnified by other means.

We depend on key management and our ability to attract and/or retain key personnel
Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a negative effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract, hire and retain key managers, including manufacturing, sales and other personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to attract, hire and retain them depends on our ability to provide competitive compensation. We may not be able to attract, hire or retain these employees, which could negatively affect our business.

GILDAN 2023 REPORT TO SHAREHOLDERS 47

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rapid developments in artificial intelligence could adversely impact our business
AI capabilities are continuing to develop rapidly and are becoming more generally available, increasing the risk that AI could become disruptive to our business. Failure to keep pace with the advancement of new technologies such as AI could impact our competitive advantage and negatively affect our business, financial condition, and results of operations.

Implementation and reliance on new technologies, including machine learning and generative AI, within the Company and through third-party providers, increase the risk that flaws in algorithms, processes, or data may result in inaccurate decisions and potentially increase the cost of operational or cybersecurity related interruptions. Leveraging these new and rapidly evolving technologies may also increase other risks such as risks relating to indirect infringement on intellectual property or privacy and could carry social or ethical implications including unintended bias that could increase reputational risk and potentially result in regulatory fines or penalties. Future legislative action limiting or otherwise regulating the use of these technologies could also adversely impact our ability to operate using them, which, in turn, could negatively affect our business, financial condition and results of operations.

There is also a risk that AI could be used to infringe upon our intellectual property, impersonate our people, falsely represent our products, or be used in other ways that could result in operational or reputational harm.

16.0 Definition and reconciliation of non-GAAP financial measures and related ratios
We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating performance and financial condition. The terms and definitions of the non-GAAP financial measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures and related ratios
In this MD&A we use non-GAAP financial measures including adjusted net earnings, adjusted operating income, adjusted gross profit, adjusted SG&A, adjusted EBITDA, as well as non-GAAP ratios including adjusted diluted EPS, adjusted operating margin, adjusted gross margin, adjusted SG&A expenses as a percentage of sales, and adjusted RONA. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial performance and financial condition. Excluding these items does not imply they are non-recurring. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related costs were $46 million for the fiscal year ended December 31, 2023 (2022 - $0.5 million, 2021 - $8 million). Subsection 5.6.5 entitled “Restructuring and acquisition-related costs” in this MD&A contains a detailed discussion of these costs.

GILDAN 2023 REPORT TO SHAREHOLDERS 48

MANAGEMENT'S DISCUSSION AND ANALYSIS

Impairment (Impairment reversal) of intangible assets, net of write-downs
During the fourth quarter of fiscal 2021 we reported a $32 million credit to income, as a result of an impairment reversal of $56 million and a $24 million write-off of certain intangible assets relating to the Company's Hosiery CGU. During the fourth quarter of fiscal 2022 we reported an impairment charge of $62 million relating to the Company's Hosiery CGU. During the fourth quarter of fiscal 2023 we reported an impairment reversal of $41 million relating to the Hosiery CGU. These impairment charges and impairment reversals are included as adjustments in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Net insurance losses (gains)
Net insurance gains of $77 million (2022 - $26 million, 2021 - $46 million) for the fiscal year ended January 1, 2023, related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. Net insurance gains relate to the recognition of insurance recoveries for business interruption losses and insurance recoveries for damaged equipment. Insurance gains relating to recoveries for business interruption losses of $74 million (2022 - nil, 2021 - nil), are recorded in insurance gains, and included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Net insurance gains and losses relating mainly to recoveries for damaged equipment, salary and benefits for idle employees of $3 million (gain), (2022 - $26 million (gain), 2021 - $46 million (gain)), are recorded in cost of sales and included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Impact of strategic product line initiatives
In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and in the fourth quarter of fiscal 2021, the write-down of production equipment and other assets relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The charges related to this initiative in fiscal 2021, 2022 and 2023, were as follows:

•Fiscal 2021 includes $9 million of charges included in cost of sales, consisting of $4 million in inventory write-downs related primarily to the Company's plan to discontinue its legwear and intimates product line, and the write-down of production equipment and other assets relating to discontinued SKUs of $5 million in the fourth quarter of 2021.

•Fiscal 2022 includes $1 million gain related to the reversal of a reserve relating to Company's strategic initiatives to significantly reduce its product line SKU counts.

•Fiscal 2023 recoveries were nil.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

CEO separation costs and related advisory fees on shareholder matters
Relates to the separation costs with respect to the departure of the Company’s former CEO in December 2023 and related advisory, legal and other fees and expenses related to the ongoing proxy contest and shareholder matters. The Company has recorded a charge of $6.3 million in the fourth quarter of fiscal 2023, consisting of accrued termination benefits as well as advisory and legal fees, partially offset by a reversal for previously recognized stock-based compensation expense.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, Impairment (impairment reversal) of intangible assets, net of write-downs, the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback (new in 2023), CEO separation costs and related advisory fees on shareholder matters (new in 2023), and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023	January 2, 2022

Net earnings	153.3	83.9	533.6	541.5	607.2
Adjustments for:
Restructuring and acquisition-related costs	10.9	6.3	45.8	0.5	8.2
Impairment (Impairment reversal) of intangible assets, net of write-downs	(40.8)	62.3	(40.8)	62.3	(31.5)
Impact of strategic product line initiatives	—	—	—	(1.0)	8.8
Gain on sale and leaseback	—	—	(25.0)	—	—
Net insurance gains	—	(25.6)	(77.3)	(25.9)	(46.0)
CEO separation costs and related advisory fees on shareholder matters	6.3	—	6.3	—	—
Income tax expense (recovery) relating to the above-noted adjustments	(0.5)	0.2	10.0	7.2	—
Income tax recovery related to the revaluation of deferred income tax assets and liabilities(1)	—	(9.9)	—	(9.9)	(8.6)
Adjusted net earnings	129.2	117.2	452.6	574.7	538.1
Diluted EPS	0.89	0.47	3.03	2.93	3.07
Adjusted diluted EPS(2)	0.75	0.65	2.57	3.11	2.72
(1) Includes an income tax recovery of nil (2022 - $9.9 million, 2021 - $8.6 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.
(2) This is a non-GAAP ratio. It is calculated as adjusted net earnings (loss) divided by the diluted weighted average number of common shares outstanding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of the Company's strategic product line initiatives, and net insurance gains. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers, that could otherwise be masked by the impact of our strategic product line initiatives and net insurance gains that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023	January 2, 2022

Gross profit	236.6	234.8	880.1	992.4	940.2
Adjustments for:
Impact of strategic product line initiatives	—	—	—	(1.0)	8.8
Net insurance gains	—	(25.6)	(3.1)	(25.9)	(46.0)
Adjusted gross profit	236.6	209.2	877.0	965.5	903.0
Net sales	782.7	720.0	3,195.9	3,240.5	2,922.6
Sales return allowance for anticipated product returns	—	—	—	—	—
Net sales excluding the allowance for anticipated product returns related to discontinued SKUs	782.7	720.0	3,195.9	3,240.5	2,922.6
Gross margin	30.2%	32.6%	27.5%	30.6%	32.2%
Adjusted gross margin(1)	30.2%	29.1%	27.4%	29.8%	30.9%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of sales
Adjusted SG&A expenses is calculated as selling, general and administrative expenses excluding the impact of CEO separation costs and related advisory fees on shareholder matters (new in 2023). The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of sales to measure its performance from one period to the next, without the variation caused by the impact of the item described above. Excluding this item does not imply it is non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses and write-offs that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023	January 2, 2022

SG&A expenses	88.3	73.6	330.4	326.3	311.6
Adjustment for:
CEO separation costs and related advisory fees on shareholder matters	6.3	—	6.3	—	—
Adjusted SG&A expenses	82.0	73.6	324.1	326.3	311.6
SG&A expenses as a percentage of sales	11.3%	10.2%	10.3%	10.1%	10.7%
Adjusted SG&A expenses as a percentage of sales(1)	10.5%	10.2%	10.1%	10.1%	10.7%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment (impairment reversal) of intangible assets, the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback (new in 2023) and CEO separation costs and related advisory fees on shareholder matters (new in 2023). Adjusted operating margin is calculated as adjusted operating income divided by net sales, excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023	January 2, 2022

Operating income	178.1	92.6	643.9	603.4	651.9
Adjustments for:
Restructuring and acquisition-related costs	10.9	6.3	45.8	0.5	8.2
Impairment (Impairment reversal) of intangible assets, net of write-downs	(40.8)	62.3	(40.8)	62.3	(31.5)
Impact of strategic product line initiatives	—	—	—	(1.0)	8.8
Gain on sale and leaseback	—	—	(25.0)	—	—
Net insurance gains	—	(25.6)	(77.3)	(25.9)	(46.0)
CEO separation costs and related advisory fees on shareholder matters	6.3	—	6.3	—	—
Adjusted operating income	154.5	135.6	552.9	639.3	591.4
Operating margin	22.8%	12.9%	20.1%	18.6%	22.3%
Adjusted operating margin(1)	19.7%	18.8%	17.3%	19.7%	20.2%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, the gain on sale and leaseback (new in 2023), CEO separation costs and related advisory fees on shareholder matters (new in 2023), and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023	January 2, 2022

Net earnings	153.3	83.9	533.6	541.5	607.2
Restructuring and acquisition-related costs	10.9	6.3	45.8	0.5	8.2
Impairment (Impairment reversal) of intangible assets, net of write-downs	(40.8)	62.3	(40.8)	62.3	(31.5)
Impact of strategic product line initiatives	—	—	—	(1.0)	8.8
Gain on sale and leaseback	—	—	(25.0)	—	—
Net insurance gains	—	(25.6)	(77.3)	(25.9)	(46.0)
CEO separation costs and related advisory fees on shareholder matters	6.3	—	6.3	—	—
Depreciation and amortization	30.8	28.0	121.6	124.9	135.4
Financial expenses, net	21.2	13.3	79.7	37.0	27.3
Income tax (recovery) expense	3.6	(4.6)	30.6	24.9	17.4
Adjusted EBITDA	185.3	163.6	674.5	764.2	726.8
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	2023	2022	2021

Cash flows from operating activities	546.6	413.5	617.5
Cash flows used in investing activities	(154.9)	(182.4)	(187.8)
Adjustment for:
Business (dispositions) acquisitions	—	(33.5)	164.0
Free cash flow	391.7	197.6	593.7
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2023 REPORT TO SHAREHOLDERS 53

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	December 31, 2023	January 1, 2023	January 2, 2022
(in $ millions)

Long-term debt (including current portion)	985.0	930.0	600.0
Bank indebtedness	—	—	—
Lease obligations (including current portion)	98.1	94.0	109.1
Total debt	1,083.1	1,024.0	709.1
Cash and cash equivalents	(89.6)	(150.4)	(179.2)
Net debt	993.4	873.6	529.9
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements due primarily to adjustments in the latter related to lease accounting, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	December 31, 2023	January 1, 2023	January 2, 2022
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months	674.5	764.2	726.8
Adjustment for:
Business acquisitions	—	—	22.8
Pro-forma adjusted EBITDA for the trailing twelve months	674.5	764.2	749.6
Net debt	993.4	873.6	529.9
Net debt leverage ratio(1)	1.5	1.1	0.7
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.6 at December 31, 2023. Refer to section 8.2 of this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2023 REPORT TO SHAREHOLDERS 54

MANAGEMENT'S DISCUSSION AND ANALYSIS

Return on adjusted average net assets
Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations. Adjusted average net assets and return are non-GAAP measures used as components of Adjusted RONA. The Company uses Adjusted RONA as a performance indicator to measure the efficiency of its invested capital. Management believes Adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

	December 31, 2023	January 1, 2023	January 2, 2022
(in $ millions)

Average total assets	3,565.7	3,344.4	3,050.8
Average cash and cash equivalents	(97.0)	(118.8)	(384.1)
Average net deferred income taxes	(11.4)	(12.9)	(15.6)
Average accumulated amortization of intangible assets, excluding software	304.7	254.9	254.8
Average total current liabilities, excluding the current portion of lease obligations and debt	(432.7)	(485.3)	(400.1)
Adjusted average net assets	3,329.3	2,982.3	2,505.8

	Twelve months ended
(in $ millions, or otherwise indicated)	2023	2022	2021

Adjusted net earnings	452.6	574.7	538.1
Financial expenses, net (nil income taxes in all years)	79.7	37.0	27.3
Amortization of intangible assets, excluding software, net (nil income taxes in all three years)	8.3	13.8	12.8
Return	540.6	625.5	578.2
Return on adjusted average net assets (Adjusted RONA)	16.2%	21.0%	23.1%
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not comparable to similarly titled measures used by other public companies.

	December 31, 2023	January 1, 2023	January 2, 2022
(in $ millions)

Cash and cash equivalents	89.6	150.4	179.2
Trade accounts receivable	412.5	248.8	330.0
Inventories	1,089.4	1,225.9	774.4
Prepaid expenses, deposits and other current assets	96.0	101.8	163.7
Accounts payable and accrued liabilities	(408.3)	(471.2)	(440.4)
Income taxes payable	(1.6)	(6.6)	(7.9)
Current portion of lease obligations	(14.2)	(13.8)	(15.3)
Current portion of long-term debt	(300.0)	(150.0)	—
Working capital	963.4	1,085.3	983.7
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2023 REPORT TO SHAREHOLDERS 55